Exhibit 4.12

EXECUTION VERSION

SHARE PURCHASE AGREEMENT

by and among

EACH ENTITY LISTED UNDER THE CAPTION

“SHAREHOLDERS” ON EXHIBIT B,

MOTEL 168 INTERNATIONAL HOLDINGS LIMITED

and

HOME INNS & HOTELS MANAGEMENT INC.

Dated as of May 27, 2011

i

Section 10.12	Right of Set-Off	85
Section 10.13	No Right to Rescind or Terminate	85
Section 10.14	Specific Performance	85
Section 10.15	Severability	85
Section 10.16	Counterparts; Facsimile Signatures	85
Section 10.17	Seller Representatives	86
Section 10.18	Waiver and Termination of Certain Existing Rights and Agreements	88

	LIST OF EXHIBITS
Exhibit A	Disclosure Schedules
Exhibit B	Sellers
Exhibit C	Financial Statements
Exhibit D	Form of Escrow Agreement
Exhibit E	Form of Legal Opinion of Cayman Islands Counsel to the Company
Exhibit F	Form of Legal Opinion of PRC Counsel to the Company
Exhibit G	Form of Registration Rights Agreement
Exhibit H	Form of Legal Opinion of Cayman Islands Counsel to Purchaser
Exhibit I	Seller Designated Account

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT is made and entered into and effective as of the 27th day of May, 2011 (this “Agreement”), by and among each entity listed under the caption “Shareholders” on Exhibit B (each, a “Seller” and collectively, “Sellers”), Motel 168 International Holdings Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), and Home Inns & Hotels Management Inc., a company incorporated under the laws of the Cayman Islands (“Purchaser”) (each of Sellers, the Company and Purchaser, a “Party” and collectively, the “Parties”).

RECITALS

WHEREAS, the Company is engaged in the business of hotel operations and management; and

WHEREAS, as of the date of this Agreement, Sellers own, in the aggregate, all of the issued and outstanding Ordinary Shares (as defined below) of the Company (the “Acquired Shares”), which constitute the only outstanding share capital of the Company; and

WHEREAS, Sellers desire to sell and to transfer to Purchaser, and Purchaser desires to purchase and accept from Sellers all of the Acquired Shares, upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing, the representations, warranties, covenants and agreements set forth in this Agreement, and other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. The following terms, when used in this Agreement, shall have the meanings assigned to them in this Section 1.1.

“Acquired Shares” shall have the meaning set forth in the recitals to this Agreement.

“Acquisition Proposal” means any offer, proposal or indication of interest in (i) the acquisition or recapitalization of the Company or any of the Company Subsidiaries or any securities of or other interests in the foregoing, (ii) a merger, consolidation or other business combination involving the Company or any of the Company Subsidiaries and (iii) the acquisition of in excess of 15% of the assets of the Company or the Acquired Shares.

“Action” shall have the meaning set forth in Section 6.16(a).

“Additional Securities” means any and all securities to be issued by Purchaser other than the Share Consideration prior to Closing.

“Adjustment Amount” means an amount equal to the sum of (i) the Net Cash plus (ii) the Net Working Capital Difference.

“Adjustment Amount Statement” shall have the meaning set forth in Section 2.7(a).

“Adjustment Notice” shall have the meaning set forth in Section 2.7(c).

“Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a specified Person. A Person shall be deemed to control another Person if such first Person possesses, directly or indirectly, the power to direct, or cause the direction of, the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise; provided, however, that with respect to GSSIII, an “Affiliate” shall only include Persons that are controlled by Morgan Stanley Real Estate Special Situations III-GP, L.L.C.

“Agreement” shall have the meaning set forth in the preamble of this Agreement.

“Anti-Dilution Acceptance Notice” shall have the meaning set forth in Section 6.28(b)(iii).

“Anti-Dilution Acceptance Period” shall have the meaning set forth in Section 6.28(b)(iii).

“Anti-Dilution Notice” shall have the meaning set forth in Section 6.28(b)(ii).

“Antitrust Law” means all Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, including the PRC Antitrust Law and its implementation rules, if any.

“Audited Year-End Financial Statements” shall mean (i) the audited consolidated balance sheet of the Company and the Company Subsidiaries as at December 31, 2010 and (ii) the related audited consolidated income statement, changes in shareholders’ equity and consolidated statement of cash flows of the Company and the Company Subsidiaries for the year then ended and with report(s) thereon (with no exception or qualification from IFRS thereto) of PwC, including in each case the notes and schedules thereto.

“Balance Sheet Date” means December 31, 2010.

“Base Purchase Price” shall have the meaning set forth in Section 2.2(a).

“Benefit Plan” means any plan, fund, or program established or maintained by the Company or any Company Subsidiary for the purposes of providing for its employees (or their beneficiaries) medical, hospital care, accident, disability, death, unemployment, vacation, training or other welfare-related benefits, as well as for the purposes of providing pension benefits or retirement income to employees, and any other incentive, severance employment, change-in-control, deferred compensation or fringe benefit agreements, programs, policies or arrangements sponsored or maintained by the Company or any Company Subsidiary in which any current or former employee of the Company or any Company Subsidiary participates and in respect of which the Company or any Company Subsidiary has any present or future liability.

“Business” means the business of owning, operating and/or managing budget hotels within the PRC.

“Business Day” means a day other than a Saturday, or Sunday or any other day on which commercial banks are not open for business in Hong Kong, the PRC or the United States.

“Cap” shall have the meaning set forth in Section 9.3(a)(ii).

“Cash” means the aggregate amount of (i) cash on hand, plus (ii) cash equivalents, plus (iii) cash credited to a bank account and readily available, plus (iv) the fair market value of marketable securities and investments in money market funds that are readily available, plus (v) all unsettled Related Party Balances, if such Related Party Balance is a receivable from a Related Party to the Company or any Company Subsidiary, plus (vi) Receivables from , net of all the accrued rental expenses of that offset such receivables, minus (vii) Restricted Cash, , minus (viii) the amounts of cash in transit, unpaid checks, drafts and wire transfers issued by the Company and the Company Subsidiaries on or prior to the Closing Date, calculated in accordance with IFRS applied on a basis consistent with the preparation of the Financial Statements.

“Cash Consideration” means an amount that is equal to the difference between the Estimated Purchase Price and the Share Consideration Price.

“Circular 75” means the SAFE Circular on Issues Relating to the Administration of Foreign Exchange of Company Financing through Offshore Special Purpose Vehicles and Round-Tripping Investment by PRC Resident issued by SAFE on October 21, 2005 with effect from November 1, 2005 and as supplemented by that certain implementing rule issued by SAFE on May 31, 2007 (known as Notice 106).

“Circular 75 Security Holder” means any “Domestic Resident” as defined in Circular 75.

“Claim Notice” shall have the meaning set forth in Section 9.2(e)(i).

“Closing” shall have the meaning set forth in Section 2.4.

“Closing Date” shall have the meaning set forth in Section 2.4.

“Commitment Parties” shall have the meaning given to it in the Debt Commitment Letter, and shall include each Lender and any representative or Affiliate of such Commitment Party and each Lender, and any agent or trustee of any of the foregoing.

“Company” shall have the meaning set forth in the preamble of this Agreement.

“Company Documents” shall have the meaning set forth in Section 4.1(b).

“Company Excluded Reps” shall have the meaning set forth in Section 9.3(a)(i).

“Company Material Adverse Effect” means any event or occurrence that, when taken individually or in the aggregate, has or would reasonably be expected to have, a material adverse effect on (i) the business, assets, properties, results of operations or financial condition of the Company and the Company Subsidiaries, taken as a whole or (ii) the ability of Sellers and/or the Company to consummate the transactions contemplated by the Transaction Agreements; provided, however, that in no event shall any of the following, alone or in combination, occurring after the date of this Agreement, be deemed to constitute a Company Material Adverse Effect pursuant to clause (i) hereto, nor shall any event or occurrence occurring after the date of this Agreement to the extent relating to or resulting from any of the following be taken into account in determining whether a Company Material Adverse Effect pursuant to clause (i) hereto has occurred or would result: (1) changes in general economic conditions in global or PRC markets (including financial, banking, credit, currency and capital markets); (2) fluctuations in currency exchange rates; (3) changes generally affecting the industry in which the Company and the Company Subsidiaries operate; (4) changes in applicable Law or in IFRS; (5) any actions taken or not taken in accordance with the terms of this Agreement or at the request of Purchaser; (6) the commencement or material worsening of a war or armed hostilities or other national or international calamity, or the occurrence of any military or terrorist attack; (7) acts of God or natural disasters and (8) the announcement, in accordance with the terms of this Agreement, of the Transaction Agreements and the transactions contemplated hereby and thereby, including by reason of the identity of Purchaser, except in the case of clauses (1), (2), (3), (4), (6) and (7), any such change, event, occurrence or effect shall be taken into account if it has or would reasonably be expected to have a materially disproportionate effect on the Company and the Company Subsidiaries, taken as a whole, relative to other similarly situated participants in the industry in which they operate.

“Company Permits” shall have the meaning set forth in Section 4.12.

“Company Subsidiary” means any Person of which a majority of the outstanding share capital, voting securities or other equity interests are owned, directly or indirectly, by the Company. For purposes of this Agreement, the Company Subsidiaries shall include any joint venture in which the Company holds, directly or indirectly, at least a fifty percent (50%) interest, including Suzhou Tai De Hotel Management Co. Ltd. .

“Company Transaction Expenses” means, except as otherwise expressly set forth in this Agreement (including the fees and expenses of the Independent Accountants as provided in Section 2.7(d) and the other transaction expenses as provided in Section 6.7(b)), the aggregate amount of all out-of-pocket fees and expenses, incurred by or on behalf of, or paid or to be paid by or on behalf of, the Company or any of the Company Subsidiaries in connection with the process of selling the Company or otherwise relating to the negotiation, preparation or execution of this Agreement or any documents or agreements contemplated hereby or the performance or consummation of the transactions contemplated hereby, including (i) any fees and expenses associated with obtaining necessary or appropriate waivers, consents or approvals of any Governmental Entity or third parties on behalf of the Company or any of the Company Subsidiaries; (ii) any fees and expenses associated with obtaining the release and termination of any Encumbrances; (iii) all brokers’ or finders’ fees; (iv) fees and expenses of counsel, advisors, consultants, investment bankers, accountants, and auditors and experts; and (v) the fees and expenses associated with obtaining the insurance “run-off” policy referred to in Section 6.16(c), including the cost of purchasing such policy and any premiums payable in connection therewith.

“Competition Clearance” means Consents granted by any Governmental Entity, or expiration or earlier termination granted by the relevant Governmental Entity of the waiting period, with respect to the Transaction pursuant to applicable Antitrust Laws as set forth in Schedule 3.5 of the Disclosure Schedules.

“Complying Circular 75 Security Holder” shall have the meaning set forth in Section 6.21.

“Confidentiality Agreement” shall mean that certain Confidentiality Agreement between the Company and Home Inns & Hotels Management Inc., dated December 4, 2010.

“Consent” means any consent, approval, authorization, order, filing, registration or qualification of, by or with any Person, other than any of the foregoing which are solely informational in nature.

“Contract” means any contract, agreement, lease, license, commitment, understanding, franchise, warranty, guaranty, mortgage, note, bond, option, warrant, right or other instrument or consensual obligation, whether written or oral and whether express or implied.

“Current Assets” means the line items included as current assets in the Financial Statements prepared in accordance with IFRS, but excluding (i) Cash, (ii) Receivables from , net of all the acrrued rental expenses of that offset such receivables, (iii) Related Party Balances due from related parties, and (iv) assets related to the HFS (held for sale), which excluded items are set out in Schedule 1.1(a) of the Disclosure Schedules with amounts as of the Balance Sheet Date for illustration purposes.

“Current Liabilities” means the line items included as current liabilities in the Financial Statements prepared in accordance with IFRS, but excluding (i) Dividend Payable, (ii) Liabilities related to the HFS (held for sale); (iii) Related Party Balances due to related parties, (iv) income Tax Liabilities, (v) current portion of bank borrowings, (vi) current portion of provisions for onerous leases, (vii) current portion of deferred revenue, and (viii) Payables for purchasing property, plant and equipment, which excluded items are set out in Schedule 1.1(a) of the Disclosure Schedules with amounts as of the Balance Sheet Date for illustration purposes.

“Debt Commitment Letter” shall have the meaning set forth in Section 5.6(a).

“Debt Financing” shall have the meaning set forth in Section 5.6(a).

“Disclosure Schedules” means the disclosure schedules attached hereto as Exhibit A.

“Dispute” shall have the meaning set forth in Section 10.3(a).

“Dispute Notice” shall have the meaning set forth in Section 9.2(e)(i).

“Dividend Payable” shall have the meaning set forth in Section 2.5(c)(iii).

“Employment Agreements” shall have the meaning set forth in Section 6.13.

“Encumbrances” means any kind of encumbrance or restriction, including, without limitation, any mortgage, judgment lien, materialman’s lien, mechanic’s lien, other lien, charge, deed of trust, security interest, pledge, encroachment, easement, servitude, claim, option, right of first refusal, limitation, forfeiture, penalty, lease, equity or other right of another Person of any nature and description whatsoever.

“Environmental Laws” means any and all Laws relating to protection of the environment or of human health as affected by any condition in the environment, including for avoidance of doubt the presence of or exposure to harmful or deleterious substances in any indoor or outdoor air, drinking water or other water, soil, or other environmental media, or in building or other materials or products.

“Escrow Account” means an escrow account with the Escrow Account Agent.

“Escrow Account Agent” means JPMorgan Chase Bank, N.A.

“Escrow Agreement” means the Escrow Agreement to be entered into by and among the Founder, GSSIII, Purchaser and the Escrow Account Agent in substantially the same form as set out in Exhibit D hereto.

“Escrow Amount” means an amount equal to US$25 million.

“Estimated Adjustment Amount” shall have the meaning set forth in Section 2.6.

“Estimated Adjustment Amount Statement” shall have the meaning set forth in Section 2.6.

“Estimated Net Cash” shall have the meaning set forth in Section 2.6.

“Estimated Net Working Capital Difference” shall have the meaning set forth in Section 2.6.

“Estimated Purchase Price” shall have the meaning set forth in Section 2.2(a).

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Claim” shall have the meaning set forth in Section 9.3(a)(i).

“Excluded Reps” shall have the meaning set forth in Section 9.3(a)(i).

“Existing M&A” shall mean the Amended and Restated Articles of Association of the Company adopted on December 10, 2010.

“Existing Shareholders Agreement” shall have the meaning set forth in Section 10.18.

“Expiration Date” shall have the meaning set forth in Section 9.1.

“FF&E” means furniture, fixtures and equipment.

“Final Adjustment Amount Statement” shall have the meaning set forth in Section 2.7(d).

“Final Purchase Price” shall have the meaning set forth in Section 2.2(a).

“Financial Statements” shall have the meaning set forth in Section 4.4(a).

“First-Quarter Management Accounts” means (i) the consolidated balance sheet of the Company and the Company Subsidiaries as at March 31, 2011 and (ii) the related consolidated income statement, changes in shareholders’ equity and consolidated statement of cash flows of the Company and the Company Subsidiaries for the three months then ended and with report(s) thereon of PwC, in each case including the related notes and schedules thereto, each as provided by the Company and included in Exhibit C attached hereto.

“Force Majeure Event” means an event, occurrence or series of events or occurrences that are reasonably beyond the control of Purchaser, including (and limited to): (1) natural disasters, catastrophes or cataclysms; (2) war or armed hostility occurring within the PRC; (3) act of terrorism that results in travel restrictions into or within the PRC; (4) major disruption of the financial markets in the United States, Hong Kong and/or the PRC that has caused any of the organized stock exchanges in these markets to close for three (3) consecutive Business Days or more; (5) formal issuance of an alert by a Governmental Entity of competent authority under the Law of the PRC of a pandemic and/or severe infectious disease; or (6) material adverse changes in the regulatory scheme governing or substantially affecting the budget hotel industry in the PRC (a “Materially Adverse Regulatory Change”); provided, however, that in no event should a Materially Adverse Regulatory Change be deemed to include: (i) any change in the relevant regulatory scheme imposing a stricter standard in health, hygiene, safety, risk management or crime prevention for the benefit of the consuming public, or (ii) any increase in the enforcement level or compliance standard of the existing regulatory scheme.

“Founder” means Mr. Shen Feiyu , a citizen of the PRC (with ID# 310105195807012014) and the sole and beneficial owner of all of the outstanding and issued shares of Merrylin.

“Franchise Documents” shall have the meaning set forth in Section 4.13(c).

“GAAP” means United States generally accepted accounting principles and practices as in effect from time to time and applied consistently throughout the periods involved.

“Governmental Entity” means any governmental or quasi-governmental, national, federal, state, local or multinational (including the European Union), judicial, court, legislative, regulatory, taxing or administrative authority, agency, bureau, department, tribunal, or commission or similar body or instrumentality thereof.

“Governmental Filings” means any filing or registration with, notification to, or authorization, Consent or approval of, any Governmental Entity.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation or determination entered by or with any Governmental Entity.

“GSSIII” means GSS III Monroe Holdings Limited.

“GSSIII Redemption Amount” means US$8,912,500 payable to GSSIII.1

“Historical Intra-Sellers Claims” shall have the meaning set forth in Section 6.19(b).

“HKIAC” shall have the meaning set forth in Section 10.3(a).

“Hotel Permits” shall have the meaning set forth in Section 4.13(g).

“IFRS” means International Financial Reporting Standards and interpretations thereof as established by the International Accounting Standards Board, as in effect at the time any applicable financial statements were prepared.

“Improvements” shall have the meaning set forth in Section 4.13(e).

“Indebtedness” of any Person means, without duplication, (i) the principal, accreted value, unpaid interest, prepayment, breakage and redemption costs, premiums or penalties, unpaid fees or expenses and other monetary obligations in respect of (A) indebtedness of such Person for borrowed money and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all obligations (contingent or otherwise) of such Person issued or assumed as the deferred purchase price of property or services, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable incurred in the ordinary course of business); (iii) all capitalized lease obligations; (iv) all obligations and Liabilities payable upon termination of interest rate protection agreements, foreign currency exchange agreements or other interest rate or exchange rate hedging or swap arrangements; (v) all obligations of the type referred to in clauses (i) through (iv) of any Persons the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise; (vi) unsettled property, plant and equipment payable balances (including retention amounts for purchasing property, plant and equipment) that are incurred in relation to the projects listed in Disclosure Schedule 4.16(j), which include all the construction projects in relation to first-time conversions / construction of hotels and major renovations of existing hotels; (vii) all obligations of the type referred to in clauses (i) through (vi) of other Persons secured by any Encumbrances on any property or asset of such Person (whether or not such obligation is assumed by such Person); (viii) all unsettled Related Party Balances, if such Related Party Balance is a payable from the Company or any Company Subsidiary to a Related Party, but excluding the payable to ; and (ix) current income tax liabilities, but excluding those income tax accounting provisions the Company has made based on a conservative accounting principal in addition to the tax liabilities already reflected in the Company’s statutory tax filings.

[1]	This amount corresponds to GSSIII’s share of the US$12 million and other payables on the Company’s accounts pursuant to a share redemption in 2010.

“Indemnified Director and Officer” shall have the meaning set forth in Section 6.16(a).

“Indemnified Party” shall have the meaning set forth in Section 9.2(e)(i).

“Indemnifying Party” shall have the meaning set forth in Section 9.2(e)(i).

“Independent Accountants” shall have the meaning set forth in Section 2.7(d).

“Intellectual Property” means patents, patent rights (including patent applications and licenses), know-how, trade secrets, trademarks (including trademark applications), trademark rights (including rights with respect to unregistered trademarks), trade names, trade name rights, service marks, service mark rights, logos, domain names and other source indicators, copyrights, works of authorship and other proprietary intellectual property rights.

“Issuance Price” means (i) 50% of the price per Purchaser ADS for any issuance of Purchaser ADSs; (ii) 50% of the initial conversion, exchange and/or conversion price per underlying Purchaser ADS for any issuance of securities convertible into, exchangeable for and/or otherwise exercisable in respect of Purchaser ADSs; (iii) for any issuance of equity securities other than Purchaser ADSs, the price per share of the equity securities being issued; and (iv) for any issuance of securities convertible into, exchangeable for and/or otherwise exercisable in respect of equity securities other than Purchaser ADSs, the initial conversion, exchange and/or conversion price per share of the underlying equity securities being issued.

“Key Employees” means employees of the Company and the Company Subsidiaries as set forth in Schedule 4.9 of the Disclosure Schedules.

“Knowledge” when used with respect to a Person, means the actual knowledge after commercially reasonable inquiry of such Person’s senior management members.

“Law” means any statute, law, code, judicial decision, judgment, rule, regulation, ordinance or other pronouncement of any Governmental Entity having the effect of law.

“Lease Documents” shall have the meaning set forth in Section 4.13(a).

“Leased Real Property” shall have the meaning set forth in Section 4.13(a).

“Legal Actions” shall have the meaning set forth in Section 4.7.

“Lenders” shall have the meaning set forth in Section 5.6(a).

“Liability” means any debt, liability or obligation (whether direct or indirect, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due) and including all costs and expenses relating thereto.

“Liability Basket Threshold” means an amount that is equal to RMB52 million.

“Losses” means actual liabilities, losses, damages, claims, payments, fines, awards, judgments, penalties and related costs and expenses (including, without limitation, interests, Taxes and reasonable attorneys’ fees and expenses), in each case, whether or not resulting from Third Party Claims.

“Material Contracts” shall have the meaning set forth in Section 4.16(l).

“Materials of Environmental Concern” means any gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products, polychlorinated biphenyls, urea-formaldehyde foam insulation, lead-based paint, asbestos, pollutants, contaminants, molds, radioactivity, and any other substances of any kind, regulated pursuant to or that could give rise to liability under any Environmental Law.

“Merrylin” means Merrylin International Investment Limited.

“Merrylin Group” means Merrylin and its Affiliates, including those Affiliates established after the date of this Agreement.

“Merrylin Redemption Amount” means US$3,087,500 payable to Merrylin.2

“Merrylin Trademarks” means such trademarks (including trademark applications), trademark rights (including rights with respect to unregistered trademarks), trade names, trade name rights, service marks, service mark rights, logos, domain names and other source indicators that are the same or confusingly or substantially similar to those used in the conduct of the business of the Company and the Company Subsidiaries as currently conducted, including but not limited to Merrylin , Merrylin Restaurant and Motel , as set forth in Schedule 1.1(b) of the Disclosure Schedules.

“MOFCOM” means Ministry of Commerce of the PRC.

“Net Cash” means the aggregate amount for the Company on a consolidated basis as of the Closing Date, of (i) Cash, minus (ii) Restricted Cash (solely to the extent included in the calculation of Cash), minus (iii) Indebtedness, minus (iv) any Company Transaction Expenses to be paid pursuant to Section 6.7.

[2]	This amount corresponds to Merrylin’s share of the US$12 million and other payables on the Company’s accounts pursuant to a share redemption in 2010.

“Net Working Capital” means, for the Company on a consolidated basis as of the Closing Date, (i) the Current Assets, less (ii) the Current Liabilities.

“Net Working Capital Difference” means (i) if the Net Working Capital is less than the Target Working Capital, the negative difference between the Net Working Capital and the Target Working Capital, (ii) if the Net Working Capital is equal to the Target Working Capital, zero; and (iii) if the Net Working Capital is more than the Target Working Capital, the positive difference between the Net Working Capital and the Target Working Capital.

“Ordinary Shares” means ordinary shares of the Company, par value US$0.001 per share.

“Organizational Documents” means, with respect to any corporation, its articles or certificate of incorporation, memorandum and articles of association and bylaws or documents of similar substance; with respect to any limited liability company, its articles or certificate of organization, formation or association and its operating agreement or limited liability company agreement or documents of similar substance; with respect to any limited partnership, its certificate of limited partnership and partnership agreement or documents of similar substance; and with respect to any other entity, documents of similar substance to any of the foregoing.

“Original Seller Representative” means (i) with respect to GSSIII and Misto Group Limited, GSSIII, and (ii) with respect to all other Sellers, the Founder.

“Outside Date” means November 25, 2011, unless extended to December 31, 2011 at the election of Purchaser by written notice to the Seller Representatives on or prior to November 25, 2011.

“Party” and “Parties” shall have the meanings set forth in the preamble of this Agreement.

“Permits” means all permits, licenses, franchises, registrations, variances, authorizations, Consents, orders, certificates and approvals obtained from or otherwise made available by any Governmental Entity or pursuant to any Law.

“Permitted Encumbrances” means (i) statutory liens for Taxes (1) not yet due and payable (taking into account any extensions with respect to payment that are permitted by applicable Governmental Entities under applicable Law) or (2) which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established, (ii) Encumbrances of warehousemen, mechanics and materialmen and other similar statutory Encumbrances incurred in the ordinary course of business for amounts (1) not yet due and payable or (2) which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established, (iii) any Encumbrances that do not, individually or in the aggregate, materially detract from the value of any of the applicable property, rights or assets of the businesses or materially interfere with the use thereof as currently used, and (iv) zoning, entitlement, conservation, restriction or other land use regulation by any Governmental Entity have jurisdiction over the property affected thereby which are not violated by the current use of such property and do not materially affect the continued use of such property.

“Person” means an association, a corporation, an individual, a partnership, a limited liability company, an unlimited liability company, a trust or any other entity or organization, including a Governmental Entity.

“PFIC” shall have the meaning set forth in Section 5.12.

“Post-Closing Payment” means an amount (positive or negative) equal to the Estimated Adjustment Amount minus the actual Adjustment Amount, as determined pursuant to Section 2.7.

“PRC” means People’s Republic of China and for purposes of this Agreement only, does not include Hong Kong, Macau and Taiwan.

“PRC Antitrust Law” means the Anti-Monopoly Law of the PRC, adopted at the 29th Session of the 10th Standing Committee of the National People’s Congress on August 30, 2007, and the regulations promulgated thereunder.

“Pre-Closing Monthly Management Accounts” means for each month after the date hereof the management accounts of the Company and the Company Subsidiaries for such month, including the balance sheet, income statement and statement of cash flows of the Company and the Company Subsidiaries for such month.

“Pre-Closing Monthly Operational Matrix” means the monthly operational matrix prepared for each full calendar month including and after the date hereof containing the following items: (i) number of hotels in operation and number of rooms by region for leased and operated hotels, (ii) occupancy rate, average daily rate, and RevPAR (revenue per available room) for leased and operated hotels, by region and on a Company-wide basis, and (iv) number of hotels in operation and number of rooms for franchised hotels.

“Pre-Closing Quarterly Financial Statements” means for each quarter after March 31, 2011 (i) the reviewed consolidated balance sheet of the Company and the Company Subsidiaries as at the end of such quarter, and (ii) the related reviewed consolidated income statement, changes in shareholders’ equity and consolidated statement of cash flows of the Company and the Company Subsidiaries for such quarter then ended and with report(s) thereon of PwC, in each case including the related notes and schedules thereto.

“Pre-Closing Quarterly Operational Matrix” means the quarterly operational matrix prepared for each quarter after the Balance Sheet Date containing the following items: (i) occupancy rate, average daily rate, and RevPAR (revenue per available room) for leased and operated hotels, by region and on a Company-wide basis, (ii) number of hotels in operation and number of rooms for leased and operated hotel, and (iii) number of hotels in operation and number of rooms for franchised hotels.

“Preemptive Acceptance Notice” shall have the meaning set forth in Section 6.28(a)(ii).

“Preemptive Acceptance Period” shall have the meaning set forth in Section 6.28(a)(ii).

“Preemptive Notice” shall have the meaning set forth in Section 6.28(a)(i).

“Pre-Signing Monthly Management Accounts” means the monthly management accounts of the Company and the Company Subsidiaries prepared for each full calendar month following December 31, 2010 and prior to the date of this Agreement, including the balance sheet, income statement and statement of cash flows of the Company and the Company Subsidiaries for each such month, each as provided by the Company and included in Exhibit C attached hereto.

“Prior Three-Year Financial Statements” means (i) the audited consolidated balance sheet of the Company and the Company Subsidiaries as at each of December 31, 2007, December 31, 2008 and December 31, 2009 and (ii) the related audited consolidated income statement, changes in shareholders’ equity and consolidated statement of cash flows of the Company and the Company Subsidiaries for the year then ended and with report(s) thereon (with no exception or qualification from IFRS thereto) of PwC, in each case including the related notes and schedules thereto, each as provided by the Company and included in Exhibit C attached hereto.

“Pro Rata Share” means with respect to each of GSSIII and Merrylin, a number equal to a faction, the numerator of which shall be the product of such Seller’s Share Consideration Proportional Share multiplied by the Share Consideration and the denominator of which shall be Purchaser’s entire issued and outstanding share capital on a fully diluted basis as of the Closing Date, excluding any issuance of Additional Securities between the date hereof and the Closing Date.

“Properties” shall have the meaning set forth in Section 4.13(c).

“Proportional Share” means with respect to each Seller, a percentage that is equal to (x) the number of Ordinary Shares to be sold by such Seller as set out on Exhibit B divided by (y) the aggregate number of Ordinary Shares to be sold by all Sellers.

“Purchase Agreement Deposit” shall have the meaning set forth in Section 2.3(a).

“Purchase Price Cap” shall have the meaning set forth in Section 9.3(a)(ii).

“Purchaser” shall have the meaning set forth in the preamble of this Agreement.

“Purchaser ADSs” means the American depositary shares of Purchaser as listed on the Nasdaq Global Market, each representing two (2) Purchaser Shares.

“Purchaser Documents” shall have the meaning set forth in Section 5.2.

“Purchaser Excluded Reps” shall have the meaning set forth in Section 9.3(a)(i).

“Purchaser Indemnitees” shall have the meaning set forth in Section 9.2(a).

“Purchaser Material Adverse Effect” means any event or occurrence that, when taken individually or in the aggregate, has or would reasonably be expected to have, a material adverse effect on (i) the business, assets, properties, results of operations or financial condition of Purchaser and the Purchaser Subsidiaries, taken as a whole or (ii) the ability of Purchaser to consummate the transactions contemplated by the Transaction Agreements; provided, however, that in no event shall any of the following, alone or in combination, occurring after the date of this Agreement, be deemed to constitute a Purchaser Material Adverse Effect pursuant to clause (i) hereto, nor shall any event or occurrence, occurring after the date of this Agreement, to the extent relating to or resulting from any of the following be taken into account in determining whether a Purchaser Material Adverse Effect pursuant to clause (i) hereto has occurred or would result: (1) changes in general economic conditions in global or PRC markets (including financial, banking, credit, currency and capital markets); (2) fluctuations in currency exchange rates; (3) changes generally affecting the industry in which Purchaser and the Purchaser Subsidiaries operate; (4) changes in applicable Law or in GAAP; (5) any actions taken, or failures to take action in accordance with the terms of this Agreement (other than with respect to Section 5.3) or at the request of Sellers; (6) the commencement or material worsening of a war or armed hostilities or other national or international calamity, or the occurrence of any military or terrorist attack; (7) acts of God or natural disasters; and (8) the announcement, in accordance with the terms of this Agreement, of the Transaction Agreements and the transactions contemplated hereby and thereby, including by reason of the identity of Purchaser, except in the case of clauses (1), (2), (3), (4), (6) and (7), any such change, event, occurrence or effect shall be taken into account if it has or would reasonably be expected to have a materially disproportionate effect on Purchaser and the Purchaser Subsidiaries, taken as a whole, relative to other similarly situated participants in the industry in which they operate.

“Purchaser Shares” means the ordinary shares of Purchaser, par value US$0.005 per share (and two (2) Purchaser Shares represent one (1) Purchaser ADS).

“Purchaser Share Price” means US$20.185.

“Purchaser Subsidiary” means any Person of which a majority of the outstanding share capital, voting securities or other equity interests are owned, directly or indirectly, by Purchaser.

“PwC” shall mean PricewaterhouseCoopers LLP, independent certified public accountants.

“Registration Rights Agreement” means the Registration Rights Agreement to be entered into by and Sellers and Purchaser in substantially the same form as set out in Exhibit G hereto.

“Regulation S” means Regulation S under the Securities Act.

“Related Party Balances” means unsettled balances between or amongst related parties of the Company or any Company Subsidiary as defined under IFRS, which are set forth in Schedule 4.21 of the Disclosure Schedules.

“Released Parties” shall have the meaning set forth in Section 6.19.

“Releasing Parties” shall have the meaning set forth in Section 6.19.

“Restricted Cash” means as of the Closing Date, any cash that is not freely usable by the Company and the Company Subsidiaries because it is subject to express contractual restrictions or limitations on use or distribution by Law, Contract or otherwise as determined on a basis consistent with the preparation of the Financial Statements.

“Rules” shall have the meaning set forth in Section 10.3(a).

“SAFE” means the State Administration of Foreign Exchange of the PRC.

“SAFE Rules and Regulations” means Circular 75 and any other applicable SAFE rules and regulations.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller” and “Sellers” shall have the meanings set forth in the preamble of this Agreement.

“Seller Designated Account” means with respect to each Seller, the bank account as set forth next to such Seller’s name on Exhibit I hereto.

“Seller Documents” shall have the meaning set forth in Section 3.3.

“Seller Indemnitees” shall have the meaning set forth in Section 9.2(c).

“Seller Representative” means with respect to each Seller, such Seller’s Original Seller Representative unless and until such time as the Original Seller Representative has been replaced in accordance with Section 10.17(d) with a Successor Seller Representative, whereupon “Seller Representative” shall mean such Successor Seller Representative.

“Share Consideration” means such number of Purchaser Shares as calculated by dividing the Share Consideration Price by the Purchaser Share Price.

“Share Consideration Price” means thirty-five percent (35%) of the Base Purchase Price.

“Share Consideration Proportional Share” means (i) with respect to GSSIII, 74.25%; and (ii) with respect to Merrylin, 25.75%.

“Share Redemption Amounts” means the sum of the GSSIII Redemption Amount and Merrylin Redemption Amount.

“Small Scale Hotel Activity” means to, directly or indirectly, engage in, operate, manage, consult with, advise, partner with, lease or license any assets or provide financing to or invest in any activity involving the establishment of up to five (5) hotels of any class or standard (whether budget or otherwise) in any calendar year within the PRC. Other than as set forth in Schedule 1.1(b) of the Disclosure Schedules and/or otherwise as agreed to by the Parties, no Merrylin Trademarks may be used in connection with any Small Scale Hotel Activity.

“Specified Rate” means the rate for deposits in United States dollars for a period of three months offered by major banks in the London interbank market that appears in The Wall Street Journal, Eastern Edition (or if such rate does not appear on such date, such rate as it appears in The Financial Times on such date), determined as of the date the obligation to pay interest arises.

“Successor Seller Representative” shall have the meaning set forth in Section 10.17(d).

“Target Working Capital” means the quotient, (i) the numerator of which is equal to the sum of the consolidated Current Assets of the Company and the Company Subsidiaries less the consolidated Current Liabilities of the Company and the Company Subsidiaries, each determined as of the last day of each of the full calendar months following December 31, 2010 and prior to the Closing Date, and (ii) the denominator of which is the number of the full calendar months following December 31, 2010 and prior to the Closing Date. Target Working Capital shall be prepared by the Company in accordance with IFRS in conformity with the principles used by the Company in the preparation of the Financial Statements, taking into consideration of the definitions of the Current Assets and the Current Liabilities set forth in this Section 1.1.

“Tax” or “Taxes” means (i) any tax, duty, custom, fee, assessment, charge, or other levy separately or jointly due or payable to, or levied or imposed by any Governmental Entity, including, without limitation, income, gross receipts, license, wages, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duty, capital, capital gains, capital stock, goods and services, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, transaction, registration, value added, alternative/add-on minimum, estimated or other tax, duty, charge, custom, governmental fee, assessment or other levy of any kind whatsoever, including any interest, penalty, fine or addition thereto, and any interest with respect to such addition or penalty, and (ii) any liability for the payment of any amounts described in clause (i) for or to any other Person as a result of being a member of an affiliated, consolidated, combined or unitary group, or as a transferee or successor, by contract, or otherwise, including as a result of an express or implied obligation to indemnify any other Person with respect to the payment of any amounts described in clause (i).

“Tax Returns” means all tax returns, declarations, statements, reports, schedules, forms and information returns and any amendments to any of the foregoing relating to Taxes.

“Third Party Claims” shall have the meaning set forth in Section 9.2(e)(ii).

“Trademark Bureau” shall have the meaning set forth in Section 6.15.

“Trademark Transfer Agreements” shall have the meaning set forth in Section 6.26.

“Transaction” shall have the meaning set forth in Section 2.1.

“Transaction Agreements” means this Agreement, the Escrow Agreement and the Registration Rights Agreement.

ARTICLE II

SALE AND PURCHASE OF SHARES

Section 2.1 Sale and Purchase of Acquired Shares. Upon the terms and subject to the conditions set forth herein, Sellers hereby agree to sell and transfer to Purchaser, and Purchaser hereby agrees to purchase and accept from Sellers, free and clear of any Encumbrances, all of Sellers’ right, title and interest in and to the Acquired Shares (the “Transaction”).

Section 2.2 Purchase Price

(a) The consideration to be paid by Purchaser in respect of the purchase of the Acquired Shares pursuant to Section 2.1 shall be equal to the sum of (i) US$470 million (the “Base Purchase Price”), plus (ii) the Estimated Adjustment Amount, if any, less (iii) the Share Redemption Amounts, less (iv) the Dividend Payable (together, the “Estimated Purchase Price”), subject to adjustment as determined pursuant to Section 2.7 (as adjusted, the “Final Purchase Price”).

(b) Each Party shall be solely responsible for all Taxes accruing to such Party arising from the Transaction under all applicable Law.

(c) The Estimated Purchase Price shall be paid in the form of Cash Consideration and Share Consideration in accordance with the terms of this Agreement. Any adjustment determined pursuant to Section 2.7 shall be paid in cash only. Each of the transactions contemplated pursuant to this Article II shall be conducted in an “offshore transaction” in accordance with Regulation S.

Section 2.3 Purchase Agreement Deposit

(a) No later than five (5) Business Days after the execution of this Agreement and in consideration of the time and expense of Sellers in negotiating and executing this Agreement, Purchaser shall pay to Sellers an amount in cash equal to US$35 million (the “Purchase Agreement Deposit”), by wire transfer of immediately available funds to the Escrow Account.

(b) In the event that Closing occurs, the Purchase Agreement Deposit together with all accrued interest thereon, but less the Escrow Amount, shall be released to Sellers on the Closing Date pursuant to each Seller’s Proportional Share, payable in immediately available funds to the corresponding Seller Designated Account.

(c) In the event that this Agreement is duly and validly terminated prior to the Closing Date, the Purchase Agreement Deposit, together with all accrued interest thereon, shall be released to Sellers or Purchaser as the case may be as set forth in Section 8.3.

Section 2.4 Closing. The closing of the Transaction (“Closing”) shall be held at the offices of Skadden, Arps, Slate, Meagher & Flom, located at 9 Temasek Boulevard, Suite 29-01, Suntec Tower, Singapore (or at such other places as the Parties may designate in writing), on the last Business Day of the month that includes the date on which the last of the conditions set forth in Article VII is fulfilled or waived (other than conditions that by their nature can be satisfied only at Closing, but subject to the satisfaction or waiver, if permissible, of such conditions), unless another date is agreed to in writing by the Parties. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”. Notwithstanding anything to the contrary herein, the Closing Date shall in no event be later than the Outside Date.

Section 2.5 Closing DeliveriesAt Closing, Purchaser shall:

(i) provide written confirmation of payment in immediately available funds to the corresponding Seller Designated Account and in accordance with Section 2.2:

(1) to each Seller, such Seller’s Proportional Share of an amount equal to (i) the Cash Consideration, minus (ii) the Purchase Agreement Deposit, and minus (iii) the Escrow Amount, provided that the payment to Misto Group Limited shall be reduced by US$1,828,465, which amount shall be paid to the account of GSSIII;

(2) to GSSIII, the GSSIII Redemption Amount; and

(3) to Merrylin, the Merrylin Redemption Amount;

(ii) subject to Section 2.5(b) below, deliver, or cause to be delivered, to each of GSSIII and Merrylin, a copy of the register of members of Purchaser dated as of the Closing Date and certified by Purchaser’s registered office provider in the Cayman Islands, which reflects in favor of GSSIII and Merrylin their respective Share Consideration Proportional Share of the Share Consideration;

(iii) deliver, or cause to be delivered, to each Seller, the written legal opinion of Maples & Calder, Cayman Islands counsel for Purchaser, addressed to Sellers and dated as of the Closing Date, in the form set forth in Exhibit H;

(iv) duly deliver and execute the Escrow Agreement, the Registration Rights Agreement and all other Purchaser Documents to the extent not already provided to Sellers; and

(v) provide the minutes of the board meetings of Purchaser resolving that the transactions contemplated hereunder are approved, including without limitation the issuance of the Share Consideration to GSSIII and Merrylin.

(b) No fraction of a Purchaser Share will be issued, and no certificates or scrip for any such fractional shares shall be issued. In lieu thereof, a Seller who would otherwise be entitled to receive a fraction of a Purchaser Share shall receive from Purchaser an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of (A) such fraction, multiplied by (B) the Purchaser Share Price.

(c) At Closing, the Company and Sellers shall deliver, or cause to be delivered, to Purchaser the following documents or instruments:

(i) duly executed instruments of transfer of the Acquired Shares in favor of Purchaser;

(ii) a duly executed certificate of repayment of the Share Redemption Amounts by each of GSSIII and Merrylin;

(iii) a duly executed certificate of declaration and payment of dividends by Shanghai Motel Hotel Management Co., Ltd. of RMB47,037,134 (the “Dividend Payable”) to such Persons and in such proportions as set out on Schedule 2.5(c)(iii) of the Disclosure Schedules;

(iv) a duly executed certificate of payment and release of the Dividend Payable of such Persons and in such proportions as set out on Schedule 2.5(c)(iii) of the Disclosure Schedules;

(v) share certificates representing Sellers’ ownership of the Acquired Shares (if certificated) for cancellation;

(vi) a copy of the register of members of the Company dated as of the Closing Date and certified by the Company’s registered office provider in the Cayman Islands, which reflects the transfer of the Acquired Shares from each Seller to Purchaser and gives effect to Purchaser’s acquisition of the Acquired Shares;

(vii) a share certificate representing Purchaser’s ownership of the Acquired Shares;

(viii) the written legal opinion of Walkers, Cayman Islands counsel for the Company, addressed to Purchaser and the Commitment Parties and dated as of the Closing Date, in the form set forth in Exhibit E;

(ix) the written legal opinion of Jingtian & Goncheng Law Firm, PRC counsel for the Company, addressed to Purchaser and the Commitment Parties and dated as of the Closing Date, in the form set forth in Exhibit F;

(x) the minutes of the board meetings of the Company resolving that the instruments of transfer referred to in paragraph (i) above shall be approved;

(xi) the complete set of company stamps (including common stamp, stamps for contractual purpose, financial stamps, legal representative stamps) and business licenses of the Company and the Company Subsidiaries;

(xii) a copy of the register of directors of the Company dated as of the Closing Date and certified by the Company’s registered office provider in the Cayman Islands, which reflects the resignation of all previous directors of the Company except those nominated by Purchaser;

(xiii) written resolutions of the members of the Company resolving that the Transaction contemplated hereunder shall be approved and any rights under the Existing M&A shall be waived;

(xiv) duly deliver and execute the Escrow Agreement and all other Seller Documents to the extent not already provided to Purchaser.

Section 2.6 Estimated Adjustment Amount

(a) Not less than three (3) Business Days prior to the Closing Date, the Company shall deliver to Purchaser a statement (the “Estimated Adjustment Amount Statement”) setting forth in reasonable detail in each case as of the Closing Date: (1) the Company’s good faith estimated Net Working Capital Difference (the “Estimated Net Working Capital Difference”) and the calculation thereof, (2) the Company’s good faith estimated Net Cash (the “Estimated Net Cash”) and the calculation thereof, (3) the sum of the Estimated Net Working Capital Difference and Estimated Net Cash (the “Estimated Adjustment Amount”), each in a form reasonably acceptable to Purchaser. The Estimated Adjustment Amount Statement shall (i) with respect to the Estimated Net Cash calculation and the Estimated Net Working Capital Difference calculation, be prepared in accordance with IFRS applied on a basis consistent with the preparation of the Financial Statements and in substantially the same form as the reference statement set forth in Schedule 2.6 of the Disclosure Schedules and (ii) be certified by a director of the Company.

(b) For purposes of the calculation of the Estimated Net Working Capital Difference, the Estimated Net Cash, the Net Working Capital Difference and the Net Cash, such amounts shall be calculated in U.S. Dollars and if any underlying amounts to be used in these calculations are expressed in other currencies, such underlying amounts will be converted into U.S. Dollars at the mid-rate of the official exchange rate between the buying and selling rates between U.S. Dollars and RMB as published by the People’s Bank of China on the Business Day immediately prior to the date of the Estimated Adjustment Amount Statement.

Section 2.7 Post-Closing Payment

(a) As promptly as practicable, and in any event not later than sixty (60) days after the Closing Date, Purchaser shall prepare and deliver to the Seller Representatives a written statement (the “Adjustment Amount Statement”) setting forth Purchaser’s calculation of the Adjustment Amount as of the Closing Date and based thereon, a statement of Purchaser’s calculation of the Post-Closing Payment. The Adjustment Amount Statement shall (i) with respect to the Net Cash calculation and the Net Working Capital Difference calculation, be prepared in accordance with IFRS applied on a basis consistent with the preparation of the Financial Statements and in substantially the same form as the reference statement set forth in Schedule 2.6 of the Disclosure Schedules and (ii) be certified by a financial officer of the Company.

(b) Purchaser shall give, and shall exercise the voting, governance and contractual powers available to it to cause the Company and the Company Subsidiaries to give, the Seller Representatives and their representatives reasonable access during normal business hours to such employees, officers, facilities and such books and records of the Company and the Company Subsidiaries, as is reasonably necessary to allow the Seller Representatives and their representatives to review the Adjustment Amount Statement.

(c) The Seller Representatives may, in good faith, dispute the Adjustment Amount Statement by delivery of a joint written notice thereof (an “Adjustment Notice”) to Purchaser within thirty (30) days following receipt by the Seller Representatives of the Adjustment Amount Statement. The Adjustment Notice shall set forth in reasonable detail all items disputed by the Seller Representatives, together with the Seller Representatives’ proposed changes thereto, including an explanation in reasonable detail of the basis on which the Seller Representatives propose such changes. If (i) by written notice to Purchaser, either of the Seller Representatives accepts the Adjustment Amount Statement or (ii) the Seller Representatives fail to jointly deliver an Adjustment Notice within the prescribed thirty (30)-day period (which failure shall result in the Seller Representatives and Sellers being deemed to have agreed to the Adjustment Amount Statement delivered by Purchaser), the Adjustment Amount Statement delivered by Purchaser shall become final and binding on the Seller Representatives, Sellers and Purchaser as of the date on which the earlier of the foregoing events occurs.

(d) If the Seller Representatives have timely jointly delivered an Adjustment Notice, then Purchaser and the Seller Representatives shall attempt to reach agreement on the matters identified in the Adjustment Notice. If, by the thirtieth (30th) day following Purchaser’s receipt of the Adjustment Notice, Purchaser and the Seller Representatives have not agreed in writing to the resolution of the matters identified in the Adjustment Notice, then such matters shall be submitted to Ernst & Young or such other independent accounting firm as may be agreed by the Seller Representatives and Purchaser, as the case may be (the “Independent Accountants”) for resolution. For the avoidance of doubt, if Purchaser and both Seller Representatives (and not one only) have agreed in writing to the resolution of the matters identified in the Adjustment Notice, such resolution of the matters identified in the Adjustment Notice shall become final and binding on the Seller Representatives, Sellers and Purchaser as of the date on which the foregoing events occurs. Each of Sellers and Purchaser agree that it shall not engage, directly or indirectly, or agree to engage, the Independent Accountants to perform any services other than as the Independent Accountants pursuant hereto until the Adjustment Amount Statement and items thereon have been finally determined pursuant to this Section 2.7(d). Each of the Seller Representatives and Purchaser agrees to execute, if requested by the Independent Accountants, a reasonable engagement letter. Purchaser and the Seller Representatives shall instruct the Independent Accountants to review this Agreement and the disputed items or amounts for the purpose of calculating the Adjustment Amount and the Post-Closing Payment. In making such calculation, the Independent Accountants shall consider only those items or amounts in the Adjustment Amount Statement and Purchaser’s calculation of the Adjustment Amount and the Post-Closing Payment as to which the Seller Representatives have disagreed in the Adjustment Notice. The Independent Accountants shall deliver to Purchaser and the Seller Representatives, as promptly as practicable (but in any case no later than thirty (30) days from the date of engagement of the Independent Accountants), a report setting forth such calculation and the Adjustment Amount Statement shall be deemed to be amended to reflect the calculation of the Adjustment Amount and the Post-Closing Payment as determined by the Independent Accountants and shall be deemed the “Final Adjustment Amount Statement.” The scope of the disputes to be resolved by the Independent Accountants is limited to whether the amounts set forth on the line items on the Adjustment Amount Statement were obtained from and in accordance with the books and records of the Company and the Company Subsidiaries and are in accordance with IFRS applied on a basis consistent with prior periods and in conformity with the principles used by the Company in the preparation of its Financial Statements, and whether there were mathematical errors in the Adjustment Amount Statement, in each case, to the extent related to the unresolved items set forth in the Adjustment Notice, and the Independent Accountants are not to make any other determination. Purchaser shall, and shall exercise the voting, governance and contractual powers available to it to cause the Company and the Company Subsidiaries to, furnish or cause to be furnished to the Independent Accountants access to such employees, officers, and facilities and such books and records relating to the disputed items as the Independent Accountants may reasonably request. The fees and expenses of the Independent Accountants shall be borne fifty percent (50%) by Sellers (allocated among Sellers according to their respective Proportional Shares), on the one hand, and fifty percent (50%) by Purchaser, on the other hand. The Final Adjustment Amount Statement (including the calculation of the Post-Closing Payment thereon) as determined by the Independent Accountants shall be final, non-appealable and binding upon Purchaser, the Seller Representatives and Sellers. The Independent Accountants shall act as an expert, not as an arbitrator.

(e) If the Post-Closing Payment is a negative amount, then Purchaser shall pay to each Seller an amount in cash equal to such Seller’s Proportional Share of the Post-Closing Payment plus interest on such amount from (and including) the Closing Date to (but excluding) the date of payment at the Specified Rate. If the Post-Closing Payment is a positive amount, then Sellers shall collectively pay to Purchaser an amount in cash equal to the Post-Closing Payment (allocated among Sellers according to their respective Proportional Shares) plus interest on such amount from (and including) the Closing Date to (but excluding) the date of payment at the Specified Rate. Each payment (if any) required by this Section 2.7(e) shall be made within five (5) Business Days following the date the Post-Closing Payment is deemed to be finally determined pursuant to this Section 2.7. All payments required to be made pursuant to this Section 2.7 shall be made by wire transfer of immediately available funds to, in the case of payment made by Purchaser, the Seller Designated Accounts or, in the case of payments made by Sellers, an account to be designated in writing by Purchaser.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF EACH SELLER

Each Seller, severally but not jointly, represents and warrants as to itself to Purchaser as follows as of the date hereof and the Closing Date:

Section 3.1 Organization and Qualification. Such Seller is duly incorporated and validly existing under the Laws of the jurisdiction of its formation and has full corporate power and authority to own, lease and operate its assets and properties and to conduct its business as presently conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.2 Ownership of Acquired Shares. Such Seller is the record and beneficial owner of, and holds valid title to, the Acquired Shares set forth on Exhibit B attached hereto next to its name, free and clear of any and all Encumbrances. Except for this Agreement and the transactions contemplated hereby and the Existing M&A, there are no agreements, arrangements, warrants, options, puts, calls, rights or other commitments or understandings of any character to which such Seller is a party or by which any of its assets are bound and relating to the issuance, sale, purchase, redemption, conversion, exchange, registration, voting or transfer of the Acquired Shares. Each Seller has the corporate power and authority to sell, transfer, assign and deliver such Acquired Shares as provided in this Agreement and such delivery will convey to Purchaser good, legal and marketable title to such Acquired Shares, free and clear of any and all Encumbrances.

Section 3.3 Authorization. Such Seller has all requisite corporate power and authority to enter into the Transaction Agreements and each other agreement, document, instrument or certificate contemplated by the Transaction Agreements or to be executed by such Seller in connection with the consummation of the transactions contemplated by the Transaction Agreements (the “Seller Documents”) and to perform its obligations under the Transaction Agreements and the Seller Documents and to consummate the transactions contemplated by the Transaction Agreements and the Seller Documents. The execution and delivery of the Transaction Agreements and each of the Seller Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all required corporate action on the part of such Seller. The Transaction Agreements have been, and each of the Seller Documents has been or will be at or prior to the Closing, duly executed and delivered by such Seller, and (assuming due authorization, execution and delivery by each other Seller and Purchaser) the Transaction Agreements constitute, and each Seller Document constitutes or when so executed and delivered will constitute, the legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 3.4 No Conflict. The execution and delivery by such Seller of the Transaction Agreements or the Seller Documents does not, and the performance by such Seller of its obligations under the Transaction Agreements or the Seller Documents or the consummation by such Seller of the transactions contemplated by the Transaction Agreements or the Seller Documents will not (i) subject to obtaining the third party consents and/or waivers set forth on Schedule 3.4 of the Disclosure Schedules, which consents and/or waivers shall be obtained on or before the Closing Date, conflict with, or result in or constitute any violation or breach of or default under, or give rise to any right of termination, amendment, cancellation or acceleration or any obligation to pay or repay with respect to, or result in the loss of any benefit under, any provision of the Organizational Documents of such Seller or any material license, lease, mortgage, indenture, note, bond, deed of trust, or other instrument or agreement of any kind to which such Seller is a party, or by which any of the properties or assets of such Seller are bound, or (ii) subject to obtaining the Competition Clearance, conflict with, or result in or constitute any violation of any Law, Permit or Governmental Order applicable to such Seller or by which any of the properties or assets of such Seller are bound or result in the creation or imposition of (or the obligation to create or impose) any Encumbrances on the Acquired Shares owned by such Seller. Schedule 3.4 of the Disclosure Schedules set forth all third party Consents required for such Seller to enter into the Transaction Agreements and the Seller Documents, to perform its obligations set forth hereunder or thereunder and the consummation of the transactions contemplated hereby and hereby.

Section 3.5 Governmental Filings. No Governmental Filing is required in connection with the execution and delivery of the Transaction Agreements or the Seller Documents by such Seller, the performance by such Seller of its obligations under the Transaction Agreements or the Seller Documents or the consummation by such Seller of the transactions contemplated hereby or thereby, except for (a) the Competition Clearance and (b) such other Governmental Filings, the failure of such other Governmental Filings to be made or obtained would not materially impair or delay such Seller’s ability to perform its obligations under the Transaction Agreements or consummate the transactions contemplated hereby or thereby.

Section 3.6 Litigation. There is no judicial, administrative or arbitral action, claim, suit, investigation or other proceeding at law or in equity or Governmental Order pending or, to the Knowledge of such Seller, threatened that seek to prohibit or restrain the ability of such Seller to enter into the Transaction Agreements or execute the Seller Documents or consummate the transactions contemplated hereby or thereby.

Section 3.7 Brokers and Finders. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission that would be payable by Purchaser or the Company in connection with the Transaction Agreements or the transactions contemplated hereby and thereby based upon arrangements made by or on behalf of such Seller or any of its Affiliates.

Section 3.8 Related Party Transactions. Except (i) as set forth on Schedule 3.8 of the Disclosure Schedules and (ii) transactions between the Company or any Company Subsidiary and a Person that is wholly owned by the Company or any Company Subsidiary, neither such Seller nor any of its Affiliates is involved in any business arrangement or relationship or party to any Contract or any understanding with the Company or any of the Company Subsidiaries and neither the Seller nor any of its Affiliates owns or has any material interest in any property or right, tangible or intangible, which is used by the Company or any of the Company Subsidiaries.

Section 3.9 Exemption from Registration. Such Seller (i) is not a U.S. Person (as defined in Rule 902 of Regulation S), (ii) is outside the United States and is undertaking any transaction contemplated in this Agreement as an offshore transaction (as defined in Rule 902 of Regulation S) and (iii) is acquiring the Purchaser Shares for its own account and not with a view to the distribution of the Purchaser Shares.

Section 3.10 Acquisition for Investment. Such Seller is a sophisticated investor and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of such Seller’s acquisition of the Purchaser Shares. Such Seller can bear the economic risk of its investment in the Purchaser Shares and can afford to lose its entire investment in the Purchaser Shares. Such Seller is acquiring the Purchaser Shares for its own account, for investment only and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling such Purchaser Shares. Such Seller acknowledges that the Purchaser Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without qualification under applicable securities Laws, except pursuant to an exemption from such qualification available under such securities Laws.

Section 3.11 Restricted Securities. Such Seller understands that the Purchaser Shares issued to such Seller will be characterized as “restricted securities” under the United States federal securities Laws inasmuch as they are being acquired from Purchaser in a transaction not involving a public offering and that under such Laws and applicable regulations such securities may be resold without registration under the Securities Act only in certain limited circumstances. Such Seller understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Purchaser Shares of the fairness or suitability of the investment in the Purchaser Shares.

Section 3.12 Legends. Such Seller understands that, except as provided below, the certificates evidencing the Purchaser Shares issued to such Seller shall bear the following legend until such time as the resale thereof has been registered under the Securities Act, such Purchaser Shares may be sold to the public without registration pursuant to Rule 144 under the Securities Act or any other rule or regulation of the Securities and Exchange Commission, or the restriction described in such legend otherwise cease to be applicable to such Purchaser Shares:

(a) “THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”) OR APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED, OFFERED FOR SALE, OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR AN OPINION FROM COUNSEL IN A FORM REASONABLY ACCEPTABLE TO HOME INNS & HOTELS MANAGEMENT INC. AND ITS LEGAL COUNSEL STATING THAT SUCH REGISTRATION IS NOT REQUIRED.”

(b) If required by the securities laws of any U.S. state or foreign country in connection with the issuance of the Purchaser Shares issued to such Seller, any legends required to in order to comply with such laws.

Section 3.13 Reliance on Exemptions. Such Seller understands that the Purchaser Shares are being offered to it in reliance upon specific exemptions from the registration requirements of U.S. federal and state securities laws and that Purchaser is relying upon the truth and accuracy of the representations and warranties of such Seller set forth in this Article III in order to determine the availability of such exemptions and the eligibility of such Seller to acquire the Purchaser Shares.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Purchaser as follows as of the date hereof and the Closing Date:

Section 4.1 Organization and Qualification; No Conflict

(a) Organization and Qualification. Except as set forth in Schedule 4.1(a) of the Disclosure Schedules, the Company and each Company Subsidiary is duly formed, validly existing and in good standing (to the extent such concepts are recognized under applicable Law) under the laws of the jurisdiction of its formation, has full corporate, limited liability company or similar power and authority to own, lease and operate its assets and properties and to conduct its business as presently conducted and is duly qualified to do business and is in good standing (to the extent such concepts are recognized under applicable Law) as a corporation or limited liability company or otherwise in all jurisdictions in which such qualification is necessary under applicable Law as a result of the conduct of its business or the ownership or lease of its properties.

(b) No Conflict. The execution and delivery by the Company of this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by the Company in connection with the consummation of the transactions contemplated by this Agreement (the “Company Documents”) does not, and the consummation of the transactions contemplated hereby will not, subject to obtaining the third party consents and/or waivers as set forth on Schedule 4.1(b) of the Disclosure Schedules, which consents and/or waivers shall be obtained on or before the Closing Date, result in a violation, default (with or without notice or lapse of time, or both) or acceleration, giving rise to a right of termination, Consent or cancellation or increase in any fee, liability or obligation, or creation of additional obligations or liabilities or the creation of any Encumbrances upon any of the properties, rights or assets of the Company or any Company Subsidiary pursuant to any provision of (i) the Organizational Documents of the Company or any Company Subsidiary; (ii) any license, lease, mortgage, indenture, note, bond, deed of trust, or other instrument or agreement of any kind to which the Company or any Company Subsidiary is a party or by which any of the Company or Company Subsidiaries may be bound; or (iii) subject to obtaining the Competition Clearance, any Law, Permit or Governmental Order applicable to the Company or any Company Subsidiary or by which any of the Company or Company Subsidiaries may be bound, other than in the case of clauses (ii) and (iii), any such violation, default or acceleration, right of termination, Consent or cancellation or increase, or Encumbrances which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Schedule 4.1(b) of the Disclosure Schedules set forth all third party Consents required for the Company to enter into this Agreement and the Company Documents, to perform its obligations set forth hereunder or thereunder and the consummation of the transactions contemplated hereby and hereby.

Section 4.2 Authorization. The Company has all requisite corporate power and authority to enter into this Agreement and each Company Document and to perform its obligations under this Agreement and the Company Documents and to consummate the transactions contemplated by this Agreement and the Company Documents. This Agreement has been, and each of the Company Documents has been or will be at or prior to the Closing, duly executed and delivered by the Company, and (assuming due authorization, execution and delivery by each Seller and Purchaser) this Agreement constitutes, and each of the Company Documents constitute or will constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 4.3 Capitalization

(a) Company. The authorized share capital of the Company is US$50,000 divided into 50,000,000 Ordinary Shares, of which 1,157,894 Ordinary Shares are issued and outstanding. The Acquired Shares constitute all of the issued and outstanding share capital of the Company and all of the issued and outstanding Acquired Shares were, and as of the Closing will be, duly authorized for issuance and validly issued, fully paid and non-assessable and were not issued in violation of any purchase option, call option, right of first refusal or offer, preemptive rights, subscription right or other similar right, the Organizational Documents of the Company or all applicable Law, including the laws of the Cayman Islands. Except as set forth in Schedule 4.3(a) of the Disclosure Schedules, there is no existing option, warrant, call, right (including preemptive rights), or Contract of any character requiring, and there are no securities of the Company outstanding which upon conversion or exchange would require, the issuance, of any shares of capital stock, other equity interests or other voting securities of the Company or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock, other equity interests or other voting securities of the Company.

(b) Company Subsidiaries. Schedule 4.3(b) of the Disclosure Schedules sets forth the name of each Company Subsidiary and for each Company Subsidiary: (i) its jurisdiction of formation; (ii) its authorized share capital or approved registered capital; (iii) the number of its issued and outstanding share capital or the registered capital that has been paid; and (iv) the share interests that are wholly owned, directly or indirectly, by the Company. The share interests of each Company Subsidiary that are owned, directly or indirectly, by the Company, as set forth in Schedule 4.3(b) of the Disclosure Schedules, are owned free and clear of all Encumbrances, other than Permitted Encumbrances and other than as set forth in Schedule 4.3(b) of the Disclosure Schedules. All of the issued and outstanding share capital in each Company Subsidiary that are owned, directly or indirectly, by the Company have been duly authorized and, to the extent such concepts are recognized under applicable Law, are validly issued, fully paid and non-assessable and were not issued in violation of any purchase option, call option, right of first refusal or offer, preemptive rights, subscription right or other similar right, the Organizational Documents of the relevant Company Subsidiary or all applicable Law. Except as set forth in Schedule 4.3(b) of the Disclosure Schedules, all capital contributions to the Company Subsidiaries have been paid in accordance with all applicable Law. Except as set forth in Schedule 4.3(b) of the Disclosure Schedules, there is no existing option, warrant, call, right (including preemptive rights), or Contract of any character requiring, and there are no securities of any Company Subsidiary outstanding which upon conversion or exchange would require, the issuance, of any shares of capital stock, other equity interests or other voting securities of any Company Subsidiary or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock, other equity interests or other voting securities of any Company Subsidiary.

(c) No Other Share Interests. The Company does not own, directly or indirectly, any share interests in any Person other than the Company Subsidiaries.

(d) No Other Obligations. Except as set forth in Schedule 4.3(d) of the Disclosure Schedules, neither the Company nor any of the Company Subsidiaries is a party to any voting trust or other Contract with respect to the voting, redemption, sale, transfer or other disposition of the Ordinary Shares or share of capital stock, other equity interests or other voting securities of the Company or the Company Subsidiaries. Neither the Company nor any of the Company Subsidiaries has an obligation to issue any subscription, warrant, option, convertible security or other such right, or to issue or distribute to holders of any shares of its capital stock, other equity interests or other voting securities or any evidence of Indebtedness or assets of the Company or any of the Company Subsidiaries. Except as set forth in Schedule 4.3(d) of the Disclosure Schedules, (i) neither the Company nor any of the Company Subsidiaries has an obligation to (x) purchase, redeem or otherwise acquire any shares of its capital stock or other equity interests or voting securities, or any interest therein, or to pay any dividend or to make any other distribution in respect thereof or (y) vote or dispose of any capital stock, or other equity interests or voting securities in the Company or any of the Company Subsidiaries and (ii) there are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the Company or any of the Company Subsidiaries. Except as set forth in this Section 4.3, no shares of capital stock, other equity interests or other voting securities of the Company or any Company Subsidiary are issued, reserved for issuance or outstanding.

(e) Schedule 4.3(e) of the Disclosure Schedules sets forth a schedule of all Indebtedness of the Company and the Company Subsidiaries, existing as of the date hereof, of the type described in clause (i) of the definition thereof (other than Indebtedness solely between the Company and one or more of the wholly-owned Company Subsidiaries), including the name of the facility, amount outstanding, maturity and interest rate.

Section 4.4 Financial Statements

(a) The Company has provided to Purchaser copies of: (i) the Prior Three-Year Financial Statements and the Audited Year-End Financial Statements (collectively, the “Financial Statements”); (ii) the First-Quarter Management Accounts; and (iii) within thirty (30) days after the date hereof, the Pre-Signing Monthly Management Accounts. True and correct copies of the Financial Statements and the First-Quarter Management Accounts are attached hereto as Exhibit C. The Financial Statements present fairly, in all material respects, the consolidated financial position of the Company and the Company Subsidiaries at the dates thereof, and the results of their operations and their cash flows for the periods presented, in conformity with IFRS consistently applied. The First-Quarter Management Accounts and Pre-Signing Monthly Management Accounts (upon delivery to Purchaser after the date hereof in accordance with this Section 4.4(a)) have been prepared with reasonable care and attention from the accounting records of the Company and the Company Subsidiaries and have been prepared in all material respects on a basis consistent with past practice having regard to the purpose for which they were created and are accurate in all material respects and are not misleading in any material respect.

(b) The books of account and other financial records of the Company and the Company Subsidiaries are true, complete and correct in all material respects, have been prepared and maintained in reasonable detail and accurately and fairly reflect in all material respects the transactions and dispositions of the assets of the Company and the Company Subsidiaries.

(c) The books and other records of the Company and the Company Subsidiaries have been prepared to record substantially all material corporate actions of the shareholders, directors and any board committees of the Company and the Company Subsidiaries.

(d) The Company has devised and maintains a system of internal accounting controls sufficient in all material respects to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary (x) to permit preparation of financial statements in conformity with IFRS consistently applied and (y) to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general and specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 4.5 No Undisclosed Liabilities. There are no Liabilities of the Company or the Company Subsidiaries other than Liabilities (a) reflected or reserved against on the Audited Year-End Financial Statements, including any notes thereto or (b) incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice.

Section 4.6 Taxes. Except as set forth in Schedule 4.6 of the Disclosure Schedules:

(a) All Tax Returns required to be filed by or with respect to the Company or any of the Company Subsidiaries have been timely filed (after taking into account all applicable extensions).

(b) All such Tax Returns are complete and correct in all material respects.

(c) Each of the Company and the Company Subsidiaries has paid or caused to be paid in full all Taxes shown as due on such Tax Returns and all Taxes owed by the Company and the Company Subsidiaries for which no return was required to be filed, or has made adequate provision for all Taxes for the period ended March 31, 2011 in the Financial Statements and/or First-Quarter Management Accounts.

(d) To the Company’s Knowledge, no deficiency, adjustment or special adjustment for any Taxes has been or is expected to be asserted in writing, proposed in writing or assessed in writing against the Company or any of the Company Subsidiaries or any of their assets or properties and there is no ground for any such deficiency, adjustment or special adjustment for any Taxes.

(e) There are no examinations, audits currently in progress, pending or, to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries.

(f) There are no outstanding agreements, waivers or arrangements extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Taxes due from or with respect to the Company or any of the Company Subsidiaries for any taxable period.

(g) No power of attorney granted by or with respect to the Company or any of the Company Subsidiaries relating to Taxes is currently in force.

(h) The Company has, no later than thirty (30) days prior to the Closing Date, delivered or made available to Purchaser for inspection (i) complete and correct copies of all income Tax Returns for the calendar years 2008, 2009, and 2010, and (ii) complete and correct copies of rulings, closing agreements, settlement agreements, deficiency notices and any similar documents submitted by, received by or agreed to by or on behalf of the Company or any of the Company Subsidiaries and relating to material Taxes for such taxable periods.

(i) Neither the Company nor any of the Company Subsidiaries has any liability for the Taxes of any Person (other than the Company or any of the Company Subsidiaries) under any applicable Law, as a transferee or successor, by Contract, or otherwise.

(j) There are no Encumbrances for Taxes upon any of the assets or properties of the Company or any of the Company Subsidiaries, other than for Taxes not yet due and payable.

(k) To the Knowledge of the Company, no claim has ever been made by a Governmental Entity in a jurisdiction where the Company or any of the Company Subsidiaries does not file Tax Returns that the Company or any of the Company Subsidiaries is or may be subject to taxation by that jurisdiction, and to the Knowledge of the Company, there is no basis for any such claim to be made.

(l) The Company and the Company Subsidiaries have duly deducted, withheld, collected and timely paid to the appropriate Governmental Entities all Taxes required to be deducted, withheld, collected or paid in connection with amounts paid or owing to any Person.

(m) The Company and the Company Subsidiaries have complied with all reporting and record keeping requirements with respect to Taxes, and have retained copies of all Tax Returns and all material documents relating to Taxes, including, without limitation, Tax payment certificates, Tax deduction approvals and Tax filing supporting documents.

(n) Neither the Company nor any of the Company Subsidiaries is a party to, or bound by, or has any obligation under, any Tax allocation or sharing agreement or similar Contract or arrangement or any agreement that obligates it to make any payment computed by reference to the Taxes.

(o) All related party transactions conducted by the Company or any of the Company Subsidiaries have been conducted and are conducted at arm’s length and have been properly documented.

(p) To the Company’s Knowledge, no financial subsidies or Tax incentives (including, without limitation, a reduction in a Tax rate, exemption from Tax or Tax refund) will be required to be repaid or clawed back prior to the Closing as a result of any action taken or event occurring on or before the Closing Date (including, without limitation, entering into this Agreement, any Company Document and the Transaction).

Section 4.7 Litigation. Except as set forth in Schedule 4.7 of the Disclosure Schedules, there is no action, claim, suit, investigation or other proceeding at law or in equity (collectively, the “Legal Actions”) pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary or any of their assets, rights or properties that involves an amount in excess of RMB1,000,000. The Company is not, and none of the Company Subsidiaries are, subject to or in default under any Governmental Order.

Section 4.8 Compliance with Laws. Except as set forth in Schedule 4.8 of the Disclosure Schedules, the businesses of the Company and each Company Subsidiary have not been for the period commencing three (3) years prior to the date of this Agreement, and are not being, conducted in violation of any applicable Law (including, but not limited to, applicable anti-bribery Laws) and none of the Company or any Company Subsidiary has received written notice from any Governmental Entity alleging that it is in violation of any Law or Governmental Order, except in each case for violations which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and Company Subsidiaries maintain internal controls reasonably designed to identify violations of any Law and to ensure that all transactions involving the assets of the Company or any Company Subsidiary are properly authorized and recorded. None of the Company or any Company Subsidiary is a party to an action by any U.S. Governmental Authority arising from an alleged violation by any of them of any sanction administered by the Office of Foreign Asset Control of the United States Treasury Department.

Section 4.9 Key Employees. To the Company’s Knowledge, no officer of the Company or any Company Subsidiary or any of the Key Employees is in violation of any term of any employment contract, patent disclosure agreement, proprietary information agreement, non-competition agreement, or any other Contract, agreement, understanding or any restrictive covenant relating to the right of any such officer or Key Employee to be employed by the Company or any Company Subsidiary because of the nature of the business conducted or presently proposed to be conducted by the Company and the Company Subsidiaries or relating to the use of trade secrets or proprietary information of others, and to the Knowledge of the Company, the continued employment of the officers of the Company and the Company Subsidiaries and the Key Employees does not subject the Company or any Company Subsidiary to any Liability to third parties. Neither the Company nor any Company Subsidiary has received any communication from the most recent former employer of an officer or Key Employee regarding such Person’s existing or proposed role as a director, officer or employee of or consultant to the Company or any Company Subsidiary, regarding or indicating any alleged violation of any term of any employment contract, patent disclosure agreement, proprietary information agreement, non-competition agreement, or any other Contract, agreement, understanding or any restrictive covenant relating to the right of any such Person to be employed by the Company or any Company Subsidiary because of the nature of the business conducted by the Company and the Company Subsidiaries or relating to the use of trade secrets or proprietary information of others. Except as set forth on Schedule 4.9 of the Disclosure Schedules, the Company has no Knowledge that any such officer or Key Employee intends to terminate his or her employment with the Company or the applicable Company Subsidiary, nor does the Company have any present intention to terminate the employment of any such officer or Key Employee.

Section 4.10 Labor

(a) Neither the Company nor any Company Subsidiary is a party to or otherwise bound by any labor or collectively bargaining agreement or contract, agreement or understanding with any labor union and no labor union has requested, sought or attempted to represent any employees, representatives or agents of the Company or any Company Subsidiary. There is no existing, threatened or pending strike, work slowdown, lockout or other similar labor disputes involving any of the Company or the Company Subsidiaries and neither the Company nor any of the Company Subsidiaries has experienced any such labor controversy for the period commencing three (3) years prior to the date of this Agreement. Except as set forth in Schedule 4.10(a) of the Disclosure Schedules or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and the Company Subsidiaries has, for the period commencing three (3) years prior to the date of this Agreement, complied with all applicable Law relating to employment, including but not limited to those related to wage, working time, overtime payment, the payment and withholding of Taxes and other sums as required by the appropriate Governmental Entity, health and safety, intern and labor agent, in all material respects; and there is no existing, threatened or pending dispute involving any of the Company or the Company Subsidiaries nor has any such dispute arisen for the period commencing three (3) years prior to the date of this Agreement and the Company has no Knowledge of any circumstance which might give rise to any such dispute that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth in Schedule 4.10(a) of the Disclosure Schedules, each of the employees of the Company and the Company Subsidiaries is subject to a written employment agreement with the Company or the applicable Company Subsidiary in full compliance with applicable Law.

(b) The Company and each Company Subsidiary have completed the social insurance registration with the competent labor and social security authorities. The Company and each Company Subsidiary have, for the period commencing three (3) years prior to the date of this Agreement, paid the contributions in full for the statutory social insurance and housing funds for all of their employees with whom the Company and each Company Subsidiary have entered into employment Contracts.

Section 4.11 Employee Benefit Plans. Schedule 4.11 of the Disclosure Schedules contains a true and complete list of each Benefit Plan. Neither the Company nor any Company Subsidiary maintains any Benefit Plant that is an equity incentive plan or equity arrangement for participation by its employees. Employees of the Company and the Company Subsidiary have not entered into any collective bargaining agreements. With respect to any Benefit Plan, (i) all Benefit Plans have been established, maintained and administered in material compliance with their terms, social security, overtime payment, intern, and labor agent Laws, as well as any other applicable Laws, and except as set forth in Schedule 4.11 of the Disclosure Schedules, has so complied in all material respects with all applicable Laws for a period of three (3) years prior to the date of this Agreement; (ii) to the Knowledge of the Company, all Benefit Plans that are required to be funded are fully funded, and with respect to all other Benefit Plans, adequate reserves have been established on the accounting statements of the applicable Company or Company Subsidiary; and (iii) to the Knowledge of the Company, no material liability or obligation of the Company or any Company Subsidiary exists with respect to such Benefit Plans.

Section 4.12 Permits. Except as set forth in Schedule 4.12 of the Disclosure Schedules: (i) each of the Company and the Company Subsidiaries holds all material Permits that are reasonably necessary for it to conduct its operations in the manner in which they are presently conducted (collectively, “Company Permits”); (ii) each Company Permit is in full force and effect; (iii) neither the Company nor any of the Company Subsidiaries is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) in any respect of any material term, condition or provision of any Company Permits and none of the Company or any Company Subsidiary has received any written notice from any Governmental Entity alleging that it is in violation of any Company Permit held by it; and (iv) no suspension or cancellation of any of the Company Permits is pending or threatened and no such suspension or cancellation will result from the transactions contemplated by this Agreement or the Company Documents. The Company and the Company Subsidiaries have kept all material required records and have filed with Governmental Entities all material required notices, supplemental applications and annual or other reports for the operations of the Company’s and the Company Subsidiaries’ business.

Section 4.13 Real Property

(a) Neither the Company nor any Company Subsidiary owns any real property. Schedule 4.13(a) of the Disclosure Schedules sets forth a list (which list shall be updated by the Company as of the Closing) of all real property leased or subleased by the Company or any Company Subsidiary (as updated, the “Leased Real Property”) and all Leased Real Property that has been subleased or assigned by the Company or any Company Subsidiary to any other Person and sets forth the names of the parties thereto, the date of the lease or sublease and each amendment thereto (collectively, the “Lease Documents”). True and complete copies of the Lease Documents have been made available to Purchaser no later than fifteen (15) days prior to the Closing Date. Each of the Lease Documents is valid, binding and in full force and effect and neither the Company, the Company Subsidiaries nor, to the Knowledge of the Company, any other party thereto is in material violation of or in material default thereunder. No event has occurred or circumstance or condition exists, that (with or without notice, lapse of time or both) would reasonably be expected to (i) result in a material breach or material violation of or material default thereunder, (ii) give any party the right to cancel or accelerate payments thereunder or terminate or materially modify any Lease Document or (iii) give any party to any Lease Document or any property formerly leased by the Company, any Company Subsidiary or any of their predecessors the right to seek damages or other remedies.

(b) Except as set forth in Schedule 4.13(b) of the Disclosure Schedules, the Company and each Company Subsidiary has valid leasehold interests in (or has analogous property rights under applicable Law) all Leased Real Property used by it.

(c) Schedule 4.13(c) of the Disclosure Schedules sets forth a list (which list shall be updated by the Company as of the Closing) of each franchise, license or similar agreement pursuant to which the Company or any Company Subsidiary grants rights to any third party to use the Intellectual Property of the Company and the hotel reservation system of the Company and the Company Subsidiaries, and described the property that is subject to such agreement (such property, as updated, together with the Leased Real Property, collectively the “Properties” or individually a “Property”), the names of the parties thereto, the date of such franchise agreement and each amendment thereto (including side letters and other agreements) (collectively, the “Franchise Documents”). True and complete copies of the Franchise Documents have been made available to Purchaser no later than fifteen (15) days prior to the Closing Date. Each of the Franchise Documents is valid, binding and in full force and effect and neither the Company, the Company Subsidiaries nor, to the Knowledge of the Company, any other party thereto is in material violation of or in material default thereunder. No event has occurred or circumstance or condition exists, that (with or without notice, lapse of time or both) would reasonably be expected to (i) result in a material breach or material violation of or material default thereunder, (ii) give any party the right to cancel or accelerate payments thereunder or terminate or materially modify any Franchise Document or (iii) give any party to any Franchise Document or any property formerly subject to any franchise, license or similar agreement with the Company, any Company Subsidiary or any of their predecessors the right to seek damages or other remedies.

(d) None of the Company or any Company Subsidiary nor, to the Knowledge of the Company, any other party to any Franchise Document has received written notice of a proceeding in eminent domain proceedings affecting any of the Properties.

(e) With respect to all buildings, structures (surface and sub-surface), fixtures and improvements (collectively, the “Improvements”) on each Property, (i) such Improvements are in good working condition, except for ordinary wear and tear, (ii) all mechanical systems therein are in good operating condition, except for ordinary wear and tear, (iii) all FF&E therein are in good operating condition, except for ordinary wear and tear, (iv) all of the guest rooms are available for regular occupancy and the lobby, restaurant(s), lounge(s), board rooms, meeting and banquet rooms, “back-of-house” areas, parking facilities (if any) and other public areas are available for regular use, with FF&E reasonably installed, (v) all are reasonably accessible to and from public access ways over roads adequate to provide all necessary vehicular and pedestrian ingress and egress for the use thereof for its intended purpose as currently used, (vi) all utilities, including water, gas, heat, drainage, storm and sanitary septic facilities, telecommunication (including telephone, internet and cable), electrical systems and fire protection are available and operable in adequate capacity to permit the use thereof for its intended purposes as currently used, and all introduction and connection charges have been paid, (vii) all have the parking area (if any) shown on the plans and specifications, and (viii) all have adequate signs in place.

(f) All Improvements on each Property conform to and are in compliance with all Laws in all material respects. Except as set forth in Schedule 4.13(f) of the Disclosure Schedules, each Property and each Improvement thereon has been completed in all material respects in accordance with all applicable zoning and land use regulations and permits and all restrictions and/or conditions contained in any zoning or land use variance or other similar approval relating to such Property or Improvement. There are no pending or, to the Knowledge of the Company, threatened proceeding to change the current land use classification of the Property or the conditions applicable thereto.

(g) Except as set forth in Schedule 4.13(g) of the Disclosure Schedules, all Permits and licenses (including specific industry licenses), certificates and approvals and all governmental concessions required by applicable Law to be issued by any Governmental Entity and material to the operation of each hotel and Property as presently conducted (collectively, the “Hotel Permits”) have been obtained and all such Hotel Permits are in full force and effect and all obligations (including payments) thereunder have been complied with.

(h) Schedule 4.13(h) of the Disclosure Schedules describes all current and planned material construction and renovation projects relating to the Properties, including (i) the cost of each construction or renovation project and any cost overruns and (ii) the planned completion date for each construction or renovation project.

Section 4.14 Personal Property. Except as set forth on Schedule 4.14 of the Disclosure Schedules or would not reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries have good and marketable title to, or a valid and enforceable leasehold interest in, all personal property owned, used or held for use by them. Except as set forth on Schedule 4.14 of the Disclosure Schedules, neither the Company’s nor any of the Company Subsidiaries’ ownership of or leasehold interest in any such personal property is subject to any Encumbrances, except for the Permitted Encumbrances.

Section 4.15 Environmental Matters. Neither the Company nor any Company Subsidiary nor, to the Knowledge of the Company, any other party to any Franchise Document has used Materials of Environmental Concern at any of the Properties, or elsewhere, in a manner that has resulted in or could reasonably be expected to result in liability to any of them, other than exceptions to the foregoing that would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. To the Knowledge of the Company, no Materials of Environmental Concern are otherwise present at any Property or are present elsewhere under conditions or in circumstances that have resulted in or could reasonably be expected to result in liability to the Company or any Company Subsidiary, other than exceptions to any of the foregoing that would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. To the Knowledge of the Company, copies of any reports regarding any environmental assessment, audit or other review of any of the Properties or any property formerly owned or leased by, or subject to any franchise, license or similar agreement with, the Company or any Company Subsidiary or any of their predecessors, have been made available to Purchaser to the extent such reports are in the possession or control of the Company or any Company Subsidiary.

Section 4.16 Material Contracts. Except as set forth in Schedule 4.16 of the Disclosure Schedules, none of the Company or any Company Subsidiary is a party to or obligated under:

(a) any Contract which obligates the Company or any Company Subsidiary for payments in any future calendar year in excess of RMB2,000,000, in the aggregate, and which is not terminable by the Company or the Company Subsidiaries without additional payment or penalty within ninety (90) days of delivery of notice of such termination;

(b) any Contract which restricts the Company or any Company Subsidiary from engaging in any line of business or competing with any Person in any geographic region;

(c) any partnership, limited liability company agreement, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture which is not a wholly-owned subsidiary of the Company;

(d) any Contract (other than among the Company Subsidiaries) under which Indebtedness in excess of RMB2,000,000 is outstanding or pursuant to which any property or asset of the Company or any of the Company Subsidiaries having a book value of more than RMB2,000,000 is mortgaged, pledged or otherwise subject to an Encumbrance or any Contract restricting the incurrence of Indebtedness or the incurrence of Encumbrances or restricting the payment of dividends;

(e) any Contract entered into within three (3) years prior to the date hereof for the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of another Person for aggregate consideration in excess of RMB2,000,000 and any term sheets or letters of intent in effect and not expired as of the date hereof, whether or not binding, relating to any of the foregoing in this clause (e);

(f) other than Contracts for ordinary repair and maintenance, any Contract relating to the development or construction of, or additions or expansions to, the Properties, under which the Company or any of the Company Subsidiaries has, or expects to incur, an obligation in excess of RMB2,000,000 in the aggregate that has not been satisfied as of the date hereof;

(g) any Contract to which the Company or any of the Company Subsidiaries has continuing indemnification obligations or potential liability under any purchase price adjustment that, in each case, could reasonably be expected to result in future payments of the Company or such Company Subsidiary of more than RMB2,000,000 or any Contract relating to the settlement or proposed settlement of any Legal Action, which involves the issuance of equity securities or payment of an amount, in any such case, having a value of more than RMB2,000,000;

(h) any Contract for the employment of, or receipt of any services from, any director, officer or other employee on a full-time, part-time, consulting or other basis providing annual case compensation from the Company or any Subsidiary in excess of RMB500,000;

(i) any Contract which relates to any material Intellectual Property;

(j) any Contract (other than Contracts referenced in clause (a) through (i) of this Section 4.16) which by its terms call for payments by the Company and the Company Subsidiaries in excess of RMB2,000,000;

(k) any Contract with any Sellers or any current officer or director of the Company or any Company Subsidiary or any other Affiliates of the Company or any Company Subsidiary; or

(l) any Contract that requires a consent to or otherwise contains a provision relating to a “change of control’, or any Contract that would prohibit or delay the consummation of the transactions contemplated by this Agreement or the Company Documents, or that would trigger, give rise to, accelerate or augment any liabilities or terminate or modify any rights of the Company or any Company Subsidiary as a result of the consummation of the transactions contemplated hereby (the Contracts described in clause (a) through (k) of this Section 4.16 and those agreements set forth in Schedule 4.13 of the Disclosure Schedules together with all exhibits and schedules thereto collectively, the “Material Contracts”).

(m) (i) Neither the Company nor any Company Subsidiary is in material breach of or material default (with or without notice, lapse of time or both) under the terms of any Material Contract, (ii) to the Knowledge of the Company, as of the date hereof, no other party to any Material Contract is in breach of or default (with or without notice, lapse of time or both) under the terms of any Material Contract and (iii) each Material Contract is a valid and binding obligation of the Company or the Company Subsidiary a party thereto and is in full force and effect assuming that each such Material Contract is a valid and binding obligation of the other party or parties to the Material Contract. The Company has, no later than fifteen (15) days prior to the Closing Date, made available to Purchaser true and complete copies of all Material Contracts, including any amendment thereto.

Section 4.17 Intellectual Property. Except as set forth in Schedule 4.17 of the Disclosure Schedules, (i) none of the Company or any Company Subsidiary has received any written notice of any pending or threatened claim that the conduct of the businesses of the Company and the Company Subsidiaries as currently conducted infringes the Intellectual Property rights of any third party, (ii) to the Knowledge of the Company, no Person is materially infringing the material Intellectual Property rights of the Company or any Company Subsidiary; (iii) no Seller or Affiliate thereof is using any Intellectual Property rights that are the same as, or confusingly or substantially similar to, those used in the conduct of the businesses of the Company and the Company Subsidiaries as currently conducted; (iv) the Company and the Company Subsidiaries do not own any registrations or applications for Intellectual Property rights; (v) all of the registrations and applications on such schedule are subsisting and unexpired, and to the Knowledge of the Company, valid and enforceable; (vi) all Persons who contributed to the creation or development of material proprietary Intellectual Property of the Company and the Company Subsidiaries have assigned to the Company in writing all of their rights therein; (vii) the Company and the Company Subsidiaries take all reasonable actions to protect their material Intellectual Property and the integrity, security and continued operation of their material software, networks and systems, and there have been no material violations, outages or interruptions of same; or (viii) no Person has the current or contingent right to access or possess any material source code of the Company or any Company Subsidiary or has actually done the foregoing.

Section 4.18 Insurance. Set forth on Schedule 4.18 of the Disclosure Schedules is a list of all material policies of insurance under which any of the Company’s or any Company Subsidiary’s assets or business activities are covered. True and complete copies of such insurance policies have been made available to Purchaser no later than fifteen (15) days prior to the Closing Date. Except as set forth on Schedule 4.18 of the Disclosure Schedules, there is no claim by the Company or any Company Subsidiary pending under any such policies which (a) has been denied or disputed by the insurer or (b) if not paid, would have a Company Material Adverse Effect. With respect to each such insurance policy, except as set forth in Schedule 4.18 of the Disclosure Schedules, (i) the policy is legal, valid, binding and enforceable in accordance with its terms and is in full force and effect; (ii) neither the Company nor any Company Subsidiary is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy; (iii) no notice of cancellation or termination has been received; (iv) to the Knowledge of the Company, no insurer of the policy has been declared insolvent or placed in receivership, conservatorship or liquidation; and (v) the policy is sufficient for compliance with all requirements of Law and the express requirements of all Contracts to which the Company or the Company Subsidiaries are parties.

Section 4.19 Brokers and Finders. None of the Company or any Company Subsidiary has entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other firm or Person to any broker’s or finder’s fee or any other commission or similar fee payable by the Company or any of the Company Subsidiaries in connection with any of the transactions contemplated by this Agreement or the Company Documents, except for such Persons set forth in Schedule 4.19 of the Disclosure Schedules, whose fees and expenses are governed by Section 6.7.

Section 4.20 Absence of Certain Changes. Except as set forth on Schedule 4.20 of the Disclosure Schedules, since the Balance Sheet Date, (i) (x) the Company and the Company Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practice and (y) there has not been any fact, event, change, development, condition, occurrence or circumstances that has had or would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and (ii) there has not been any action, event or occurrence that would have required the consent of Purchaser pursuant to Section 6.5 had such action, event or occurrence taken place after the execution and delivery of this Agreement.

Section 4.21 Related Party Transactions. Schedule 4.21 of the Disclosure Schedules contains a certain balance between or amongst related parties of the Company as defined under IFRS that the Company intends to settle prior to Closing. Except as set forth on Schedule 4.21 of the Disclosure Schedules, there is no unsettled balance between or amongst related parties of the Company as defined under IFRS.

Section 4.22 Circular 75 Registration. Schedule 4.22 of the Disclosure Schedules sets forth all the reporting and/or registrations made to date pursuant to the SAFE Rules and Regulations by each present and former holder or beneficial owner of any share capital of the Company who is a Circular 75 Security Holder.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to each Seller as follows as of the date hereof and the Closing Date:

Section 5.1 Organization and Qualification. Purchaser is duly organized as a Cayman Islands company limited by shares and validly existing under the laws of the Cayman Islands and has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder.

Section 5.2 Authorization. Purchaser has all requisite corporate power and authority to enter into the Transaction Agreements and each other agreement, document, instrument or certificate contemplated by the Transactions Agreements or to be executed by such Seller in connection with the consummation of the transactions contemplated by the Transaction Agreements (the “Purchaser Documents”) and to perform its obligations under the Transaction Agreements and the Purchaser Documents and to consummate the transactions contemplated by the Transaction Agreements and the Purchaser Documents. The execution and delivery of the Transaction Agreements and the Purchaser Documents by Purchaser and the consummation by Purchaser of the transactions contemplated hereby and thereby have been duly and validly authorized by the board of directors of Purchaser and no other corporate proceedings of Purchaser are necessary to authorize the Transaction Agreements or the Purchaser Documents or to consummate the transactions contemplated hereby and thereby. The Transaction Agreements and the Purchaser Documents have been duly executed and delivered by Purchaser and (assuming due authorization, execution and delivery by each Seller and the Company where applicable) constitute valid and binding obligations of Purchaser enforceable against Purchaser in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 5.3 No Conflict. The execution and delivery of the Transaction Agreements and the Purchaser Documents by Purchaser does not, and the performance by Purchaser of its obligations under the Transaction Agreements and the Purchaser Documents and the consummation by Purchaser of the transactions contemplated hereby and thereby will not (i) subject to obtaining the Competition Clearance, violate any applicable Law to which Purchaser is subject, (ii) conflict with, result in a violation or breach of, or constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate or cancel any contract or agreement to which Purchaser is bound or (iii) violate the Organizational Documents of Purchaser other than, in the case of clauses (i) and (ii) above, any such violations, conflicts, breaches, defaults, accelerations or rights that would not materially impair or delay Purchaser’s ability to perform its obligations under the Transaction Agreements or consummate the transactions contemplated hereby and thereby.

Section 5.4 Government Filings. No Governmental Filings are required in connection with the execution and delivery of the Transaction Agreements or the Purchaser Documents by Purchaser or the consummation by Purchaser of the transactions contemplated hereby and thereby, except (a) the Competition Clearance, (b) those that become applicable as a result of the regulatory or corporate status of Sellers or their Affiliates, and (c) such other Governmental Filings, the failure of such other Governmental Filings to be made or obtained would not materially impair or delay Purchaser’s ability to perform its obligations under the Transaction Agreements or consummate the transactions contemplated hereby and thereby.

Section 5.5 Acquisition for Investment. Purchaser is a sophisticated investor and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of Purchaser’s purchase of the Acquired Shares. Purchaser can bear the economic risk of its investment in the Acquired Shares and can afford to lose its entire investment in the Acquired Shares. Purchaser is acquiring the Acquired Shares for its own account, for investment only and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling such Acquired Shares. Purchaser acknowledges that the Acquired Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without qualification under applicable securities Laws, except pursuant to an exemption from such qualification available under such securities Laws.

Section 5.6 Access to Funds.

(a) Purchaser has delivered to the Company a true, accurate and complete copy of an executed commitment letter for a US$300 million senior secured term loan facility (the “Debt Commitment Letter”) from the financial institutions identified therein (the “Lenders”) pursuant to which the Lenders have agreed to provide debt financing to Purchaser in an aggregate amount set forth therein (the “Debt Financing”), subject to the terms and conditions set forth therein, the proceeds of which shall be used to finance the consummation of the transactions contemplated by this Agreement. The Debt Commitment Letter contains all of the conditions precedent to the obligations of the parties thereunder to make the Debt Financing available to Purchaser on the terms therein.

(b) As of the date hereof, the Debt Commitment Letter is in full force and effect and has not been withdrawn or terminated or otherwise amended or modified in any respect. The Debt Commitment Letter is a legal, valid and binding obligation of Purchaser and, to the Knowledge of Purchaser, the other parties thereto as of the date hereof, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). As of the date hereof, there are no other agreements, side letters or arrangements relating to the Debt Commitment Letter to which Purchaser is a party that could adversely affect the availability of the Debt Financing. Subject to (x) the accuracy of the representations and warranties set forth in Article III and Article IV, and (y) the performance by each of Sellers and the Company of its obligations under this Agreement, as of the date hereof, to the Knowledge of Purchaser, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Purchaser under any term or condition of the Debt Commitment Letter. Assuming (i) the Debt Financing is funded in accordance with the Debt Commitment Letter, (ii) the accuracy of the representations and warranties set forth in Article III and Article IV, and (iii) the performance by each of Sellers and the Company of its obligations under this Agreement, as of the date hereof, the net proceeds from the Debt Financing will, together with the cash on hand, in the aggregate, be sufficient for Purchaser to pay the Estimated Purchase Price and any other amounts payable under this Agreement.

(c) As of the date hereof, Purchaser has no Knowledge of any circumstance that would reasonably be expected to prevent Purchaser from obtaining the Debt Financing on substantially the same terms and conditions as set out in the Debt Commitment Letter.

Section 5.7 Brokers and Finders. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission from Sellers or the Company in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of Purchaser or any of its Affiliates.

Section 5.8 Due Issuance of Share Consideration. The Purchaser Shares constituting the Share Consideration have been duly authorized and, when issued to GSSIII and Merrylin pursuant to this Agreement, will be validly issued, fully paid and non-assessable and free and clear of Encumbrances, except for restrictions arising under the Securities Act or the Transaction Documents, and upon entry into Purchaser’s register of members will provide GSSIII and Merrylin with good and valid title to the Share Consideration in accordance with this Agreement.

Section 5.9 Compliance with Laws. The business of Purchaser or the Purchaser Subsidiaries is not being conducted in violation of any applicable Law except for violations which do not and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. The information publicly disclosed by Purchaser conforms in all material respects to the requirements of the Securities Act, the Exchange Act and the rules and regulations of the SEC thereunder and does not and will not, as of the applicable effective date(s) of such information, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

Section 5.10 Litigation. Except as otherwise disclosed publicly, there are no actions by or against Purchaser or the Purchaser Subsidiaries or affecting the business or any of the assets of Purchaser or the Purchaser Subsidiaries pending before any Governmental Entity, or, to Purchaser’s Knowledge, threatened to be brought by or before any Governmental Entity that would reasonably be expected to result in a Purchaser Material Adverse Effect.

Section 5.11 Investment Company. Purchaser is not and will not be an “investment company,” as such term is defined in the U.S. Investment Company Act of 1940, as amended.

Section 5.12 PFIC. The Purchaser does not expect to be a passive foreign investment company for U.S. federal income tax purposes (“PFIC”) for its 2011 taxable year and has no current plans to become one.

Section 5.13 Regulation S. No directed selling efforts (as defined in Rule 902 of Regulation S under the Securities Act) have been made by any of Purchaser, any of its Affiliates or any Person acting on its behalf with respect to the Purchaser Shares to be issued to Sellers pursuant to this Agreement; and all such persons have complied with the offering restrictions requirement of Regulation S in connection with the issuance of Purchaser Shares to be issued to Sellers pursuant to this Agreement.

ARTICLE VI

COVENANTS

Section 6.1 Publicity. Except as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or by any Governmental Entity, prior to Closing, neither a Party nor any of its respective Affiliates shall, and Sellers shall cause the Company and the Company Subsidiaries to not, without the express written approval of the other Parties, make any press release or other public announcements concerning the transactions contemplated by this Agreement, except as and to the extent that any such Party shall be so obligated by applicable Law or pursuant to any such listing agreement or rules of any national securities exchange or by any Governmental Entity, in which case the other Parties shall be advised and all the Parties shall use reasonable efforts to cause a mutually agreeable release or announcement to be issued.

Section 6.2 Confidentiality.

(a) Purchaser and its Representatives (as such term is defined in the Confidentiality Agreement) shall treat all materials and information obtained in connection with this Agreement and the transactions contemplated hereby (including the terms and conditions of this Agreement) as confidential in accordance with the terms of the Confidentiality Agreement; provided, that Purchaser may make such disclosure as required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or by any Governmental Entity. Purchaser may disclose the terms and conditions of this Agreement to any of its Representatives to the extent such disclosure complies with the terms of the Confidentiality Agreement. Purchaser shall be permitted to disclose this Agreement and any other agreements contemplated hereby in connection with any approvals, filings or registrations contemplated by this Agreement.

(b) For a period from the date of this Agreement to the date that is two (2) years from and after the Closing Date, each Seller shall not and shall cause its officers, employees and Affiliates not to, directly or indirectly, disclose, reveal, divulge or communicate to any Person other than authorized officers and employees of Purchaser or the Company or any of their respective subsidiaries, any Confidential Information (as defined in the Confidentiality Agreement and which shall include any information obtained pursuant to this Agreement); provided, that the foregoing shall not prohibit disclosure of the investment in the Company, the proceeds received hereunder and the rate of return on such investment by any of Sellers (together with any of their Affiliates) to any investor or prospective investor of such Seller (or any of their respective affiliated investment funds) if such Person is informed that such Confidential Information is confidential and expressly agrees in writing to maintain such Confidential Information in confidence and the relevant Seller agrees that it shall be liable for any breach by any such Person. Each Seller shall be permitted to disclose any Confidential Information to the extent disclosure thereof is specifically required by applicable Law or by any stock exchange or listing rules or requirements; provided, that such disclosure shall be in accordance with the procedures set forth in the Confidentiality Agreement as if such Seller were a party receiving Information thereunder.

Section 6.3 Filings, Authorizations and Consents; Regulation S Compliance.

(a) Purchaser shall, as promptly as practicable, take all commercially reasonable actions required in order to obtain the Competition Clearance, including promptly making all filings with MOFCOM or other Governmental Entity under any applicable Antitrust Law, promptly providing all information requested or required in connection therewith, and promptly responding to all inquiries, and to the extent reasonably practicable and permitted by applicable Law, providing copies of any such documents to the non-filing Parties prior to filing. Each of the Company and Sellers shall use its commercially reasonable efforts to furnish to Purchaser all such information and assistance as may reasonably be required in connection therewith. Purchaser shall, to the extent reasonably practicable and permitted by applicable Law, inform the Company and the Seller Representatives, of any communications with (and provide copies of any written communications), and the status of any inquiries or requests for additional information from, MOFCOM or any other Governmental Entity. Purchaser shall, as soon as reasonably practicable and no later than thirty (30) Business Days after the date hereof apply for the Competition Clearance as long as each of the Company and Sellers provides to Purchaser all information with respect to each of them as is reasonably required to complete the application within ten (10) Business Days after the date hereof.

(b) None of the Company or Seller shall independently participate in any formal meeting with MOFCOM or any other Governmental Entity in respect of any filings, investigation or other inquiry under any applicable Antitrust Law with respect to the Transactions without giving Purchaser prior notice of the meeting and, to the extent permitted by MOFCOM or such other Governmental Entity, the opportunity to attend and/or participate. Purchaser shall not independently participate in a formal meeting with MOFCOM or any other Governmental Entity in respect of any such filings, investigation or other inquiry, unless (i) pursuant to a request from MOFCOM that specifically excludes participation by the Company and/or Seller Representatives; or (ii) the Purchaser has, to the extent legally permissible, given the Company and the Seller Representatives prior notice of the meeting and, to the extent permitted by MOFCOM or such other Governmental Entity, the opportunity to attend. Subject to applicable Law, the Company and Sellers shall consult and cooperate with Purchaser, and Purchaser shall consult and cooperate with the Company and the Seller Representatives, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party relating to proceedings under the PRC Antitrust Law or any other Antitrust Law.

(c) Each Seller shall comply with the requirements of Regulation S in undertaking any transaction contemplated in this Agreement.

Section 6.4 Commercially Reasonable Efforts.

(a) Each Party shall use (and shall cause its Affiliates to use) commercially reasonable efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to Closing set forth in Article VII to be satisfied as promptly as practicable and to consummate in the most expeditious manner practicable, the transactions contemplated by this Agreement; provided, that notwithstanding anything to the contrary set forth herein, neither Party nor any of its Affiliates (including, the Company) shall be required to sell, license, divest, hold separate, or otherwise dispose of any interest in any Person (including, the Company).

(b) Subject to the foregoing, the Company, Sellers and Purchaser agree that, from time to time before and after the Closing Date, they will execute and deliver, and Sellers shall cause the Company and the Company Subsidiaries to execute and deliver such further instruments, and take, or cause their respective Affiliates to take, such other action, as may be reasonably necessary to carry out the purposes and intents of this Agreement.

(c) Purchaser shall cause the Company and the Company Subsidiaries to timely provide Sellers with such audited financial information of the Company and each of the Company Subsidiaries for calendar years 2010 and 2011 as well as any other information that may be reasonably requested by Sellers after Closing to enable them and their direct and indirect equity holders, to timely file all relevant Tax Returns.

(d) None of the Parties shall take any action that would reasonably be expected to prevent or delay in any material respect the ability of any other Party to obtain the Competition Clearance or to consummate the transactions contemplated by this Agreement.

Section 6.5 Conduct Prior to Closing. From the date of this Agreement until the earlier of Closing or the termination of this Agreement, except as (i) otherwise expressly required or provided herein, (ii) set forth in Schedule 6.5 of the Disclosure Schedules, (iii) required by applicable Law or Governmental Entity or (iv) consented to in writing by Purchaser in advance, which decision regarding consent shall be made promptly and which consent shall not be unreasonably withheld, conditioned or delayed, the Company shall, and Sellers shall cause the Company and each of the Company Subsidiaries to:

(a) conduct its businesses in the ordinary and usual course in substantially the same manner as heretofore conducted and use reasonable efforts to preserve its business organization intact and maintain its existing relations and goodwill with customers, suppliers, creditors, lessors, employees and business associates;

(b) maintain its books of account and records consistent with its past practice in all material respects;

(c) not (i) amend its Organizational Documents other than amendments which are ministerial in nature; (ii) split, combine or reclassify its outstanding share capital; or (iii) repurchase, redeem or otherwise acquire any shares of its share capital or any securities convertible into or exchangeable or exercisable for any shares of its share capital;

(d) except as set forth in Section 7.2(j), not declare or pay any dividends on or make other distributions in respect of any of its share capital;

(e) with respect to any present or former, director, officer or employee of the Company, not (i) enter into any employment or severance agreements or arrangements (except as may be required by the terms of any employment agreements existing on the date hereof or by applicable Law), (ii) increase compensation or benefits (except for increases in salary or hourly wage rates, in the ordinary course of business consistent with past practice), (iii) loan or advance any money or other property, or (iv) establish, adopt, enter into, amend or terminate any Benefit Plan or any plan, agreement, program, policy, fund or other arrangement that would be a Benefit Plan if it were in existence as of the date of this Agreement;

(f) not issue, sell, or dispose of any shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its share capital, other than any issuance, sale or disposal, solely between the Company and any wholly-owned Company Subsidiary;

(g) not incur any Indebtedness;

(h) other than as set forth on Schedule 6.5(h) of the Disclosure Schedules, not make any commitments for or make capital expenditures in excess of RMB5,000,000 in the aggregate;

(i) not make any acquisition of, or investment in, assets or share interests of any other Person or entity;

(j) not sell, assign, lease, license, allow to expire or lapse, encumber or otherwise dispose of any of its properties and assets, including Intellectual Property, other than (i) the sale of inventory or (ii) the disposition of used or excess equipment;

(k) not make or change any Tax election, unless required by Law (in which case Sellers shall promptly notify Purchaser), settle or compromise any Tax liability other than in the ordinary course of business, change an annual accounting period, adopt or change any accounting method with respect to Taxes, file any amended Tax Return, enter into any closing agreement, settle or compromise any proceeding with respect to any Tax claim or assessment, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax;

(l) except as set forth in Schedule 6.5(l) of the Disclosure Schedules, not adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Transaction);

(m) other than as set forth in Schedule 6.5(m) of the Disclosure Schedules, not (i) amend or modify any Material Contract in any material respect, (ii) fail to renew or terminate any Material Contract or (iii) enter into any Contract that would have been required to be set forth on Schedule 4.16 of the Disclosure Schedules had it been entered into prior to the date of this Agreement;

(n) not subject to any Encumbrance any of its properties or assets, including Intellectual Property;

(o) not cancel or compromise any debt or claim in excess of RMB1,000,000 or waive or release any material right;

(p) not assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person or make any loan, advance or capital contribution to or investment in any Person;

(q) not change its accounting practices, except as required by IFRS;

(r) except as to those litigations, claims, arbitrations and/or proceedings set forth on Schedule 6.5(r) of the Disclosure Schedules, not settle or compromise any litigation, or release, dismiss or otherwise dispose of any claim or arbitration, other than settlements or compromises of litigation, claims or arbitration that do not exceed RMB1,000,000 in the aggregate and are reasonably expected to be paid at or following the Closing and do not involve any injunctive or other non-monetary relief or impose restrictions on its business or operations;

(s) not commit to take any of the actions set forth in subsections (c)-(r) of this Section 6.5.

Section 6.6 Financing.

(a) Subject to the terms and conditions of this Agreement, Purchaser shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Debt Financing on the terms and conditions described in or contemplated by the Debt Commitment Letter and shall not agree to any amendment or modification to be made to, or any waiver of any provision or remedy under the Debt Commitment Letter without the prior written consent of the Company if such amendments, modifications or waivers would or would reasonably be expected to (x) reduce the aggregate amount of the Debt Financing below the amount contemplated in the Debt Commitment Letter or (y) impose new or additional conditions to the receipt of the Debt Financing (provided, that, for the avoidance of doubt, Purchaser may replace or amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities, if the addition of such additional parties, in the aggregate, would not prevent or materially delay or impair the availability of the financing under the Debt Commitment Letter). Purchaser shall keep the Seller Representatives reasonably informed of the status of Purchaser’s efforts to arrange the Debt Financing. Without limiting the generality of the foregoing, Purchaser shall give the Seller Representatives prompt notice: (A) of any material breach or material default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach or material default) by any party to the Debt Commitment Letter or definitive document related to the Debt Financing of which Purchaser becomes aware; (B) of the receipt of any written notice or other written communication from any party to the Debt Commitment Letter with respect to any breach, default, termination or repudiation by any party to the Debt Commitment Letter or any definitive document related to the Debt Financing or any provisions of the Debt Commitment Letter or any definitive document related to the Debt Financing; and (C) if Purchaser will not be able to obtain all or any portion of the Debt Financing on the terms, in the manner or from the sources contemplated by the Debt Commitment Letter or the definitive documents related to the Debt Financing. If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, Purchaser shall use its reasonable best efforts to arrange and obtain alternative financing from alternative sources in an amount sufficient to consummate the transactions contemplated by this Agreement upon terms and conditions not less favorable, taken as a whole, to Purchaser (in the reasonable judgment of Purchaser) than those in the Debt Commitment Letter as promptly as practicable following the occurrence of such event but no later than the Business Day immediately prior to the Closing Date. For the avoidance of doubt, in no event shall Purchaser be required to seek or obtain equity financing.

(b) Prior to the Closing, the Company shall use reasonable best efforts and shall cause the Company Subsidiaries to use reasonable best efforts, and shall use its reasonable best efforts to cause its respective representatives to, provide to Purchaser, at Purchaser’s sole expense and in each case without undue hardship on or interference to the Company or any Company Subsidiary, all reasonable cooperation reasonably requested by Purchaser that is necessary in connection with the Debt Financing or any alternative financing arranged by Purchaser in compliance with Section 6.6(a), including:

(i) furnishing Purchaser and the Debt Financing sources and any alternative sources arranged by Purchaser in compliance with Section 6.6(a) all financial and other information relating to the Company and Company Subsidiaries as Purchaser shall reasonably request in order to consummate the Debt Financing or any alternative financing arranged by Purchaser in compliance with Section 6.6(a), including, if Purchaser is to pursue equity financing by way of a public offering of its share capital, all Company information, financial statements and financial data of the type required in registration statements on an applicable form by Regulation S-X and Regulation S-K under the Securities Act (subject to exceptions customary for private placements pursuant to an applicable exemption under the Securities Act) and of a type and form customarily included in private placements pursuant to an applicable exemption under the Securities Act for financings similar to the Debt Financing or any alternative financing arranged by Purchaser in compliance with Section 6.6(a) and subject to exceptions customary for such financings (including, to the extent applicable with respect to such financial statements, the report of the Company’s auditors thereon and related management discussion and analysis of financial condition and results of operations),

(ii) using reasonable best efforts to help the financing sources benefit from the existing lending relationships of the Company and the Company Subsidiaries;

(iii) participating in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Debt Financing or any alternative financing arranged by Purchaser in compliance with Section 6.6(a) and senior management and representatives, with appropriate seniority and expertise, of the Company), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Debt Financing or any alternative financing arranged by Purchaser in compliance with Section 6.6(a);

(iv) assisting with the preparation of materials for rating agency presentations, bank information memoranda, offering documents, private placement memoranda and similar documents required in connection with the Debt Financing or any alternative financing arranged by Purchaser in compliance with Section 6.6(a) (including requesting any consents of accountants for use of their reports in any materials relating to the Debt Financing or any alternative financing arranged by Purchaser in compliance with Section 6.6(a) and the delivery of one or more customary representation letters),

(v) facilitating communications by Purchaser with existing lenders of the Company and the Company Subsidiaries;

(vi) obtaining accountants’ comfort letters and legal opinions as reasonably requested by Purchaser and facilitating the pledging of collateral by Purchaser and in connection with the Debt Financing or any alternative financing arranged by Purchaser in compliance with Section 6.6(a), including, executing and delivering any documents as may be reasonably requested by Purchaser (including a certificate of the financial director or another officer of similar standing of the Company with respect to solvency matters as of the Closing, on a pro forma basis);

(vii) causing the taking of corporate actions (subject to the occurrence of the Closing) by the Company and the Company Subsidiaries reasonably necessary to permit the completion of the Debt Financing or any alternative financing arranged by Purchaser in compliance with Section 6.6(a);

(viii) facilitating the execution and delivery at the Closing of definitive documents related to the Debt Financing on the terms contemplated by the Debt Commitment Letter or any alternative financing arranged by Purchaser in compliance with Section 6.6(a), and

(ix) cooperating with consultants or others engaged to undertake field examinations and appraisals, including furnishing information to such persons in respect of accounts receivable, inventory and other applicable assets.

(c) The Company hereby consents to the reasonable use by Purchaser prior to Closing of the Company’s and the Company Subsidiaries’ logos for the sole purpose of obtaining the Debt Financing or any alternative financing arranged by Purchaser in compliance with Section 6.6(a), which right to use shall not be licensed or assigned by Purchaser to any third party.

Section 6.7 Fees and Expenses.

(a) Transaction Expenses In General. Except as provided in Section 2.7(d) and Section 6.7(b), whether or not Closing occurs, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement (including any fees and expenses of investment bankers, brokers, finders, counsel, advisors, experts or other agents, in each case, incident to or in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby (whether payable prior to, at or after the Closing Date)) shall be paid by the Party incurring such expenses.

(b) Other Transaction Expenses. Notwithstanding anything to the contrary set forth in this Agreement, Purchaser shall pay fifty percent (50%) of the sum of (i) all stamp Taxes arising as a result of entering into this Agreement and the transfer of the Acquired Shares and (ii) any out-of-pocket fees, costs and expenses, including any filing fees, incurred in connection with obtaining the Competition Clearance (it being understood that payment of the Parties’ legal fees and expenses is the subject of Section 6.7(a)) and Sellers shall pay the remaining fifty percent (50%) in accordance with their respective Proportional Share.

Section 6.8 Notification. Each Party shall notify the other Parties in writing immediately upon becoming aware of any fact or condition that would cause any condition set forth in Article VII not to be satisfied.

Section 6.9 Access to Information. Prior to the Closing, Purchaser shall be entitled, through its officers, employees and representatives (including its legal advisors and accountants), to make such investigation of the properties, assets, businesses and operations of the Company and the Company Subsidiaries and such examination of the books and records of the Company and the Company Subsidiaries as it may reasonably request and to make extracts and copies of such books and records. Any such investigation and examination shall be conducted during regular business hours upon reasonable advance notice and shall be accompanied by duly authorized representatives of the Company and/or Company Subsidiaries. Subject to applicable Law and its internal policies, the Company shall, and shall cause its officers and employees and shall use its commercially reasonable efforts to cause the consultants, agents, accountants, attorneys and other representatives of the Company and the Company Subsidiaries to cooperate with, and promptly furnish any information reasonably requested in advance by, Purchaser and Purchaser’s representatives in connection with such investigation and examination, and Purchaser and its representatives shall cooperate with the Company and its representatives and shall use their commercially reasonable efforts to minimize any disruption to the business. Subject to applicable Law and any confidentiality obligations to which the Company or any of the Company Subsidiaries is bound, in furtherance of the foregoing, the Company shall (and shall cause each of the Company Subsidiaries to) make available to Purchaser upon reasonable advance notice and during regular business hours the appropriate individuals for discussion of such entity’s business, properties and personnel as Purchaser or any of its officers, employees, and representatives (including its legal advisors and accountants) may reasonably request (it being understood that the Company or any of its Company Subsidiaries, as applicable, shall use commercially reasonable efforts to provide any such information in a manner that does not result in a violation of such confidentiality obligations, including by obtaining consents or entering into joint defense agreements).

Section 6.10 Exclusive Dealing. During the period from the date of this Agreement through (i) the Closing Date, or (ii) the date that is six (6) months after the termination of this Agreement by Purchaser in accordance with Section 8.1(d), the Company and Sellers shall not take, nor will the Company or Sellers permit any of their respective Affiliates, representatives, consultants, financial advisors, attorneys, accountants or other agents to take, any action to solicit, encourage, initiate or engage in discussions or negotiations with, or provide any information to or enter into any agreement with or cooperate in any other way with any Person (other than Purchaser, its Affiliates and their respective representatives) concerning any Acquisition Proposal; provided, however, that Purchaser hereby acknowledges that prior to the date of this Agreement, the Company has provided information relating to the Company and the Subsidiaries and has afforded access to, and engaged in discussions with, other Persons in connection with Acquisition Proposals. The Company shall notify Purchaser promptly (but in no event later than forty eight (48) hours) after receipt by any of the Company, the Company Subsidiaries or any of their representatives of any Acquisition Proposal from any Person other than Purchaser or any request for non-public information relating to an Acquisition Proposal or for access to the properties, books or records of the Company or any Company Subsidiary by any Person other than Purchaser. Sellers with Knowledge thereof and the Company shall keep Purchaser informed, on a current basis, of any material changes in the status of any such Acquisition Proposal or request. Sellers and the Company shall (and Sellers and the Company shall cause their representatives to) immediately cease and cause to be terminated any existing discussions or negotiations with any Person (other than Purchaser) conducted heretofore with respect to any Acquisition Proposals. To the extent it has not already done so, the Company shall, or shall cause its representatives to, promptly request that all confidential information previously furnished to any Person be promptly returned or destroyed. The Company agrees not to, without the prior written consent of Purchaser, release any Person from, or waive any provision of, any confidentiality agreement entered into in connection with any potential Acquisition Proposal to which the Company is a party.

Section 6.11 Financial Statements.

(a) The Company shall provide to Purchaser (i) no later than twenty (20) days following the end of each month after the date hereof the Pre-Closing Monthly Management Accounts, (ii) no later than twenty (20) days following the end of each month after the date hereof the Pre-Closing Monthly Operational Matrix, (iii) no later than twenty (20) days following the end of each quarter after the Balance Sheet Date the Pre-Closing Quarterly Operational Matrix, and (iv) reasonably promptly following the end of each quarter after March 31, 2011 true and correct copies of such quarter’s Pre-Closing Quarterly Financial Statements.

(b) Each of the Pre-Closing Monthly Management Accounts, Pre-Closing Monthly Operational Matrix and Pre-Closing Quarterly Operational Matrix, when delivered, will have been prepared with reasonable care and attention from the accounting records of the Company and the Company Subsidiaries and will have been prepared in all material respects on a basis consistent with past practice having regard to the purpose for which they were created and will be accurate in all material respects and will not be misleading in any material respect. Each Pre-Closing Quarterly Financial Statement, when delivered, will have been prepared in accordance with IFRS (except for the absence of footnotes and any normal year-end adjustments) consistently applied and present fairly, in all material respects, the consolidated financial position of the Company and the Company Subsidiaries at the dates thereof, and the results of their operations and their cash flows for the periods presented.

(c) Promptly following the date hereof, the Company and Sellers shall engage independent auditors in conducting a review of the First-Quarter Management Accounts.

(d) The cost of outside auditors to prepare all Pre-Closing Quarterly Financial Statements and review the First-Quarter Management Accounts shall be borne as to fifty percent (50%) by Purchaser and the remainder by Sellers in accordance with their respective Proportional Share.

Section 6.12 Assignment of Lease Agreement. Prior to the Closing, Sellers shall use their respective reasonable best efforts to cause certain entities to assign certain existing lease agreement(s) to certain Company Subsidiaries as provided in Schedule 6.12 of the Disclosure Schedules.

Section 6.13 Employment Agreements. Prior to the Closing, and to the extent a key employee whose name is set forth in Schedule 6.13 of the Disclosure Schedules does not have an employment agreement that will remain effective beyond the Closing Date, the Company shall use reasonable best efforts and shall cause the Company Subsidiaries to use reasonable best efforts to enter into an employment agreement (collectively, the “Employment Agreements”) with such employee on substantially similar terms and conditions as such employee’s existing employment terms and conditions as of the date hereof.

Section 6.14 Certain Licenses.

(a) Prior to the Closing, the Company and Sellers shall use their respective reasonable best efforts to cause Hubei Motel Wangjiadun Hotel Management Co., Ltd. to amend its business license to include accommodation into its business scope.

(b) Prior to the Closing, the Company and Sellers shall use their respective reasonable best efforts to update and renew business licenses which have expired including those specific permits set forth on certain business licenses as expired as set forth on Schedule 4.12 of the Disclosure Schedules.

Section 6.15 Application for Trademark Registration. The Company and Sellers shall use their respective reasonable best efforts to cause Shanghai Yiju Hotel Management Co., Ltd. to submit to the Trademark Bureau of the State Administration of Industry and Commerce (the “Trademark Bureau”) applications to register the trademarks of and “Motel 168” in Class 35, which covers the business of franchise and hotel management, and that such applications shall be duly accepted by the Trademark Bureau, in each case prior to the Closing. The Company and Sellers shall, and shall cause the applicable Company Subsidiaries to, provide copies of any such application to Purchaser prior to filing and consider all reasonable additions, deletions or changes suggested by Purchaser in connection therewith.

Section 6.16 Indemnification of Directors and Officers.

(a) Indemnification. From and after the Closing Date, Purchaser shall exercise the voting, governance and contractual powers available to it to cause the Company, to the fullest extent permitted under applicable Law and the Company’s Organizational Documents, to indemnify, defend and hold harmless each individual who on or prior to the Closing Date was a director or officer of the Company, as applicable, appointed by or at the request of Sellers (each, together with such Person’s heirs, executors or administrators, an “Indemnified Director and Officer” and collectively, the “Indemnified Directors and Officers”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Directors and Officers to the fullest extent permitted by applicable Law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”), arising out of, relating to or in connection with any action or omission by such Indemnified Directors and Officers in his or her capacity as a director or officer occurring before the Closing Date (including acts or omissions in connection with such Person’s service as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company or any Company Subsidiary). In the event of any such Action, Purchaser shall cooperate with the Indemnified Person in the defense of any such Action. Notwithstanding anything herein to the contrary, none of Purchaser, the Company and the Company Subsidiaries shall bear or be liable for Taxes of any of the Indemnified Directors and Officers.

(b) Survival of Indemnification. Purchaser shall exercise the voting, governance and contractual powers available to it to ensure that, to the fullest extent not prohibited by applicable Law, from and after the Closing Date, all rights to discharge and indemnification now existing in favor of the Indemnified Directors and Officers with respect to their activities as such prior to or on the Closing Date, as provided in the Company’s Organizational Documents, or indemnification agreements in effect on the date of such activities or otherwise in effect on the date hereof, shall survive the Closing and shall continue in full force and effect for a period of not less than six (6) years from the Closing Date; provided, that in the event any claim or claims are asserted or made within such survival period, all such rights to indemnification in respect of any claim or claims shall continue until final disposition of such claim or claims.

(c) Insurance. Purchaser shall exercise the voting, governance and contractual powers available to it to cause the Company to purchase and maintain in effect a run-off policy of directors’ and officers’ liability insurance with a claim period of six (6) years from and after the Closing Date equivalent to those maintained by the Company prior to the Closing Date, for the benefit of the Indemnified Director and Officer on terms no less favorable than the terms of such current insurance coverage with respect to claims arising out of or relating to events which occurred prior to the Closing Date.

(d) Successors. In the event that, after the Closing Date, the Company or Purchaser or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or a substantial portion of its properties and assets to any Person, then, and in either such case, proper provisions shall be made so that the successors and assigns of the Company or Purchaser, as the case may be, shall assume the obligations set forth in this Section 6.16.

(e) Benefit. The provisions of this Section 6.16 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Director and Officer, his or her heirs, executors or administrators and his or her other representatives.

Section 6.17 Tax Matters.

(a) Each Seller shall duly and timely comply with all of its Tax payment obligations as required by applicable Law.

(b) Sellers shall cause all Tax allocation agreements or Tax sharing agreements with respect to the Company or any of the Company Subsidiaries to be terminated as of the Closing Date, and shall ensure that such agreements are of no further force or effect as to the Company or any of the Company Subsidiaries on and after the Closing Date and that there shall be no further liabilities or obligations imposed on the Company or any of the Company Subsidiaries under any such agreements.

Section 6.18 Non-Compete; Non-Solicitation.

(a) Without Purchaser’s prior written approval, for a period of one (1) year from the Closing Date, GSSIII shall not, and shall cause its Affiliates not to, directly or indirectly engage in, operate, manage, provide equity financing to or acquire ownership of more than a five percent (5%) interest in, a Person that engages in the Business; provided, however, that the foregoing will not prohibit (i) the ownership in a Person whose securities are traded in a recognized stock exchange or traded in an over-the-counter market; or (ii) the ownership (but not the management or operation) of any budget hotels in the PRC or the provision of debt financing to any Person engaged in the Business.

(b) Without Purchaser’s prior written approval, for a period of three (3) years from the Closing Date, Merrylin shall not, and shall cause its Affiliates not to, directly or indirectly engage in, operate, manage, consult with, advise, partner with, lease or license any assets or provide financing to or acquire ownership of more than a five percent (5%) interest in, a Person that engages in the Business; provided, however, that the foregoing will not prohibit (i) the ownership in a Person whose shares are traded in a recognized stock exchange or traded in an over-the-counter market, or (ii) any Small Scale Hotel Activity.

(c) For a period of five (5) years from the Closing Date, none of Sellers shall and each shall cause its respective Affiliates not to (i) solicit, entice, persuade or induce any of the senior employees of Purchaser, the Company or any of their respective subsidiaries to terminate his or her employment, (ii) solicit the employment of any such individual, or (iii) hire or engage, as an officer, employee, consultant, independent contractor or otherwise, any such individual, in each case without the prior written consent of Purchaser; provided however, that nothing in this Section 6.18(c) shall (X) prohibit any of the foregoing activities with respect to any individual who has been terminated by Purchaser, the Company or any of their respective subsidiaries without cause or who has not been employed by Purchaser, the Company or any of their respective subsidiaries during the ninety (90) days preceding any of such action by any Seller or its Affiliates after such individual’s resignation if neither Sellers nor any of their Affiliates has induced or attempted to induce such employee to leave the employ of such entity at any time prior to such termination or resignation; or (Y) prohibit any general advertisement or solicitation for employment by any Seller in any medium or format that is not specifically targeted at any of the senior employees of Purchaser, the Company or any of their respective subsidiaries.

(d) The length of time for which any covenant contained in this Section 6.18 shall be in force shall not include any period of violation or any other period required for litigation during which Purchaser seeks to enforce such covenant. In the event that any such covenant shall be determined by any court of competent jurisdiction to be unenforceable by reason of its extending for too long a period of time or over too large a geographical area or by reason of its being too extensive in any other respect, it shall be interpreted to extend only over the longest period of time for which it may be enforceable, and/or over the largest geographical area as to which it may be enforceable and/or to the maximum extent in all other respects as to which it may be enforceable, all as determined by such court in such action.

(e) The covenants contained in this Section 6.18 are each independent of any other provision of this Agreement, and the existence of any claim which any party may allege against any other Party to this Agreement, whether based on this Agreement or otherwise, shall not prevent the enforcement of these covenants. Sellers acknowledge that Purchaser is purchasing the Acquired Shares in reliance on the goodwill of the business and the covenants contained in this Section 6.18 are essential to the protection of Purchaser’s purchase and that Purchaser would not purchase the Acquired Shares but for these covenants. Sellers (i) acknowledge and agree that the monetary damages for any material breach of this Section 6.18 would be inadequate, and (ii) agree and consent that without intending to limit any additional remedies that may be available, temporary and permanent injunctive and other equitable relief may be granted in any action that may be brought to enforce any of the provisions of this Section 6.18.

Section 6.19 Release.

(a) For and in consideration of the covenants and promises set forth in this Agreement, and subject to and effective upon the Closing, each Seller, on behalf of itself and its assigns, heirs, beneficiaries, creditors, representatives, agents and Affiliates (other than the Company and the Company Subsidiaries, the “Releasing Parties”), hereby fully and finally releases, acquits and forever discharges the Company, each Company Subsidiary and each of the Company’s and Company Subsidiary’s present and former direct or indirect partners, members and shareholders and past and present officers, directors, partners, members, stockholders, trustees, shareholders, representatives, employees, agents, Affiliates, subsidiaries, predecessors, successors, assigns, beneficiaries, heirs, trustees, executors, insurers and attorneys of any of them (collectively, the “Released Parties”) from any and all actions, debts, claims, counterclaims, demands, liabilities, damages, causes of action, costs, expenses, and compensation of every kind and nature whatsoever, past, present, or future, at law or in equity, whether known or unknown, which such Releasing Parties, or any of them, had, has, or may have had at any time in the past until and including the date of this Agreement against the Released Parties, or any of them, including but not limited to any claims which relate to or arise out of such Releasing Party’s prior relationship with the Company or his rights or status as a shareholder, officer or director of the Company, except for (i) claims arising under or pursuant to Section 9.2(c) of this Agreement, and (ii) any claim of the type set forth in Section 6.19(b). Each Seller hereby represents and warrants that it has adequate information regarding the terms of this Agreement, the scope and effect of the releases set forth in this Section 6.19, and all other matters encompassed by this Section 6.19 to make an informed and knowledgeable decision with regard to this Section 6.19, and that it has independently and without reliance upon the Released Parties made its own analysis and decision to enter into this Agreement. Each Seller further agrees not to institute any litigation, lawsuit, claim or action against any Released Party with respect to any and all claims released in this Section 6.19. Each Seller acknowledges that it has had the benefit of advice of competent legal counsel with respect to its decision to enter into the release provided for in this Section 6.19. Each Seller further acknowledges that the consideration payable to him pursuant to this Agreement provides good and sufficient consideration for the releases set forth in this Section 6.19. This Section 6.19 is intended to benefit each of the Released Parties and their respective heirs and personal representatives, each whom shall be entitled to enforce the provisions hereof.

(b) Notwithstanding Section 6.19(a), Purchaser understands that there may arise certain claims by and among the Sellers after the date hereof that may relate to historical matters which occurred prior to the date hereof that relate to the Company and/or Company Subsidiaries (the “Historical Intra-Sellers Claims”). Each Seller hereby expressly waives any right he may have under any applicable Law or otherwise for claims or enforcement against and/or indemnification by the Company, Company Subsidiaries, Purchaser and/or their respective Affiliates for any Losses accruing to such Seller as a result of any Historical Intra-Sellers Claim. Purchaser hereby expressly acknowledges that the Historical Intra-Sellers Claims are not subject to the release set forth in Section 6.19(a), provided that each Seller hereby indemnifies and holds harmless the Company, the Company Subsidiaries, Purchaser Indemnitees and their respective Affiliates for any Losses that for whatever reason result in any Losses to any of the Company, Company Subsidiaries, Purchaser Indemnitees and their respective Affiliates which may arise as a result of or relating to the Historical Intra-Sellers Claims. Each of Sellers hereby expressly agrees and acknowledges that his entry into this Agreement and any related agreement(s) shall not serve as a waiver of his rights against another Seller in respect of the Historical Intra-Sellers Claims.

(c) Without limiting the generality of Section 6.19, subject to and effective upon the Closing, GSSIII, on behalf of itself and its assigns, heirs, beneficiaries, creditors, representatives, agents and Affiliates, hereby fully and finally releases, acquits and forever discharges the Released Parties from any and all actions, debts, claims, counterclaims, demands, liabilities, damages, causes of action, costs, expenses, and compensation of every kind and nature whatsoever relating to or arising from the compensation in an amount of RMB31,693,967 payable to GSSIII as a result of the failure of the inclusion of certain restaurant business and certain three/four star hotels owned and operated by the Founder into the scope of the Company based on certain reorganization agreements entered into among the Founder, GSSIII and certain other individuals in December 2006.

Section 6.20 Lock-Up. Each of GSSIII and Merrylin hereby agrees that, for a period of six (6) months following the Closing Date, he will not offer, sell, contract to sell, pledge, grant any option to purchase, purchase any option or contract to sell, right or warrant to purchase, make any short sale, or otherwise dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interest) any Purchaser Shares received by such Seller as part of the Share Consideration.

Section 6.21 Pre-Closing Circular 75 Registration. Prior to the Closing, each Seller who (i) is a Circular 75 Security Holder and (ii) has failed to comply with the reporting and/or registration requirements under the SAFE Rules and Regulations shall, and the Company and Sellers shall use their respective best efforts to cause each Circular 75 Security Holder who has failed to comply with the reporting and/or registration requirements under the SAFE Rules and Regulations (collectively, the “Complying Circular 75 Security Holders”) to, comply with the reporting and/or registration requirements under the SAFE Rules and Regulations. The Company and Sellers shall provide copies of any such report, filing or application to Purchaser prior to filing and consider all reasonable additions, deletions or changes suggested by Purchaser in connection therewith. Each of the Company and Sellers shall keep Purchaser apprised of any communication with, and the status of any inquiries or requests for additional information from, SAFE in connection therewith.

Section 6.22 Governmental Filings for Issuance of Share Consideration. Each of the Parties shall promptly make all required Governmental Filings pursuant to the Securities Act, the Exchange Act and all other applicable Laws in connection with the issuance or acquisition of the Share Consideration.

Section 6.23 PFIC. Purchaser shall promptly inform GSSIII in writing if it becomes or elects to become a PFIC and provide such information as may be reasonably requested by GSSIII to enable GSSIII to timely file and/or amend all relevant United States Tax Returns.

Section 6.24 Related Party Balances. Prior to Closing, the Company shall settle substantially all Related Party Balances set forth on Schedule 4.21 of the Disclosure Schedules in a manner to be reasonably agreed by Purchaser in writing.

Section 6.25 Post-Closing Circular 75 Registration. Each Seller who is a Circular 75 Security Holder shall use his reasonable best efforts to (i) report and file with SAFE the sale of his portion of the Acquired Shares as contemplated under this Agreement, as soon as practicable after the Closing, in accordance with the requirements under the SAFE Rules and Regulations, or (ii) provide the Company with all documents, information and assistance as is reasonably necessary to enable the Company to promptly make such report and filing with SAFE on behalf of such Seller.

Section 6.26 Trademark Transfer. Prior to the Closing, an agreement to transfer the Merrylin Trademarks by the Company to the Merrylin Group and a perpetual royalty free license for use of the Merrylin Trademarks by the Company and the Company Subsidiaries after Closing shall have been entered into by the relevant parties with effect at or prior to Closing (together the “Trademark Transfer Agreements”), pursuant to which (and upon their due registration with the relevant PRC Governmental Entities in accordance with applicable Law, which registration may become effective after Closing) Purchaser and its Affiliates will have a nonexclusive, perpetual, royalty-free, non-assignable license to use the Merrylin Trademarks solely in connection with the Business. Merrylin hereby covenants to not, and shall cause the other members of the Merrylin Group to not, after the Closing, sue, challenge or object to the use by Purchaser or any of its Affiliates of certain source indicators that are the same as, or confusingly or substantially similar to, those used in the conduct of the Company’s business as conducted immediately prior to the Closing (including, but not limited to Merrylin , Merrylin Restaurant and Motel ); provided, however, that Purchaser and its Affiliates shall not at any time use such source indicators outside of the Business.

Section 6.27 Amendment of Existing M&A. Sellers agree that prior to Closing, they shall procure that the Existing M&A be amended to allow for the transfer of the Acquired Shares to Purchaser free of any transfer restrictions.

Section 6.28 Additional Issuances of Securities by Purchaser.

(a) Prior to the Closing, in the event that Purchaser proposes to issue any Additional Securities at an Issuance Price less than the Purchaser Share Price and the Additional Securities proposed to be issued constitutes less than two percent (2%) of Purchaser’s entire issued and outstanding share capital on a fully diluted basis as of the date hereof for purposes other than relating to closing the Transaction as contemplated herein, then:

(i) Purchaser will offer in writing (the “Preemptive Notice”) to each of GSSIII and Merrylin, at least fifteen (15) Business Days prior to the consummation of such transaction, the right to purchase their Share Consideration Proportional Share of such Additional Securities on the same terms as such Additional Securities are to be issued; and

(ii) The Preemptive Notice shall specify (1) the number of Additional Securities to be issued or sold, (2) Purchaser’s good faith estimate of the total amount of capital to be raised by Purchaser pursuant to the issuance or sale of Additional Securities, (3) the Issuance Price and other material terms of the proposed issuance or sale, (4) the number of such Additional Securities which GSSIII or Merrylin, as the case may be, is entitled to purchase, which number shall equal such Seller’s Share Consideration Proportional Share multiplied by the total number of Additional Securities to be issued or sold, and (5) the period during which GSSIII or Merrylin, as the case may be, may elect to purchase such Additional Securities, which period shall extend for at least five (5) Business Days following the receipt by GSSIII or Merrylin, as the case may be, of the Preemptive Notice (the “Preemptive Acceptance Period”). Each of GSSIII or Merrylin, as the case may be, shall notify Purchaser within the Preemptive Acceptance Period of the number of Additional Securities it wishes to purchase, which number shall not exceed its Share Consideration Proportional Share multiplied by the total number of Additional Securities to be issued or sold (the “Preemptive Acceptance Notice”). A Preemptive Acceptance Notice shall be binding and irrevocable, except as set forth in Section 6.28(e). The purchase price for the Additional Securities shall be paid in cash contemporaneously with the closing of the transaction which gave rise to the Preemptive Notice and the terms of such purchase shall otherwise be on terms and conditions not less favorable to Purchaser than those set forth in the Preemptive Notice.

(b) Prior to the Closing, in the event that Purchaser proposes to issue any Additional Securities at an Issuance Price less than the Purchaser Share Price and the Additional Securities proposed to be issued constitutes two percent (2%) or more of Purchaser’s entire issued and outstanding share capital on a fully diluted basis as of the date hereof for purposes other than relating to closing the Transaction as contemplated herein, then:

(i) Purchaser shall not consummate any such issuance without the prior written consent of both Seller Representatives (and not one only) and any violation of this Section 6.28(b)(i) shall be deemed a material breach by Purchaser of this Agreement; and

(ii) In the event that both Seller Representatives consent in writing to such issuance, Purchaser will offer in writing (the “Anti-Dilution Notice”) to each of GSSIII and Merrylin, at least fifteen (15) Business Days prior to the consummation of such transaction, the right to purchase their respective Pro Rata Share of such Additional Securities on the same terms as such Additional Securities are to be issued; and

(iii) The Anti-Dilution Notice shall specify (1) the number of Additional Securities to be issued or sold, (2) Purchaser’s good faith estimate of the total amount of capital to be raised by Purchaser pursuant to the issuance or sale of Additional Securities, (3) the Issuance Price and other material terms of the proposed issuance or sale, (4) the number of such Additional Securities which GSSIII or Merrylin, as the case may be, is entitled to purchase, which number shall equal such Seller’s Pro Rata Share multiplied by the total number of Additional Securities to be issued or sold, and (5) the period during which GSSIII or Merrylin, as the case may be, may elect to purchase such Additional Securities, which period shall extend for at least five (5) Business Days following the receipt by GSSIII or Merrylin, as the case may be, of the Anti-Dilution Notice (the “Anti-Dilution Acceptance Period”). Each of GSSIII or Merrylin, as the case may be, shall notify Purchaser within the Anti-Dilution Acceptance Period of the number of Additional Securities it wishes to purchase, which number shall not exceed its Pro Rata multiplied by the total number of Additional Securities to be issued or sold (the “Anti-Dilution Acceptance Notice”). An Anti-Dilution Acceptance Notice shall be binding and irrevocable, except as set forth in Section 6.28(e). The purchase price for the Additional Securities shall be paid in cash contemporaneously with the closing of the transaction which gave rise to the Anti-Dilution Notice and the terms of such purchase shall otherwise be on terms and conditions not less favorable to Purchaser than those set forth in the Anti-Dilution Notice.

(c) Notwithstanding Section 6.28(b), prior to the Closing, if (1) Purchaser is unable to obtain Debt Financing, in whole or in part, in accordance with Section 6.6 despite its exercise of reasonable best efforts, and (2) Purchaser notifies both Seller Representatives in writing that it wishes to issue Additional Securities at an Issuance Price less than the Purchaser Share Price for the sole purpose of closing the Transaction as contemplated herein, then:

(i) Purchaser shall not consummate any such issuance without the prior written consent of both Seller Representatives (and not one only), provided however, that if either Seller Representative does not consent to such issuance within five (5) Business Days of receiving the notice, Purchaser may terminate this Agreement in accordance with Section 8.1(g) so long as it is not otherwise in material breach of this Agreement; and

(ii) In the event both Seller Representatives consent in writing to such issuance, the anti-dilution rights of GSSIII and Merrylin as set forth in Section 6.28(b) shall apply mutatis mutandis to the issuance of Additional Securities pursuant to this Section 6.28(c).

(d) The rights contained in this Section 6.28 are personal to GSSIII and Merrylin and may not be transferred or assigned or delegated to another Person.

(e) In the event the subject transaction of an Anti-Dilution Notice or Preemptive Notice is terminated or withdrawn, no purchase of securities shall occur pursuant to this Section 6.28, and the applicable notices shall be cancelled.

ARTICLE VII

CONDITIONS OF CLOSING

Section 7.1 Conditions to Obligations of Sellers and Purchaser. The respective obligations of Sellers and Purchaser to consummate the transactions contemplated by this Agreement are subject to the fulfillment or waiver by each of the Parties, to the extent legally permissible, on or prior to the Closing Date of each of the following conditions:

(a) there shall not be any Law in effect making illegal the consummation of the transactions contemplated hereby, and there shall not be any Governmental Order in effect prohibiting the consummation of the transactions contemplated hereby; and

(b) the Competition Clearance shall:

(i) have been obtained without imposing (A) any requirements on the Company, Purchaser or any of their respective Affiliates to sell, divest, hold separate or otherwise dispose of any material interest in any Person or any material assets or businesses, or (B) any material restriction or limitation on the operations of the Company, Purchaser or any of their respective Affiliates; and

(ii) be in full force and effect.

Section 7.2 Additional Conditions to Obligations of Purchaser. The obligation of Purchaser to consummate the transactions contemplated by this Agreement is subject to the fulfillment or waiver by Purchaser, on or prior to the Closing Date, of each of the following conditions:

(a) (i) The representations and warranties set forth in Section 3.2 (Ownership of Acquired Shares), Section 3.3 (Authorization), Section 4.2 (Authorization), Section 4.3 (Capitalization) and Section 4.20 (Absence of Certain Changes) shall be true and correct on and as of the Closing Date, and (ii) the other representations and warranties of the Company and Sellers set forth in this Agreement (without regard to any “material,” “Company Material Adverse Effect” or other materiality qualifier) shall be true and correct on and as of the Closing Date (except to the extent such representations and warranties shall have been expressly made as of an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date); provided, however, that in the event of a breach of a representation and warranty of the type described in this Section 7.2(a)(ii) by the Company, the condition set forth in this Section 7.2(a)(ii) shall be deemed satisfied unless the failures of such representations and warranties to be so true and correct, individually or in the aggregate, has had, would have, or would reasonably be expected to have, a Company Material Adverse Effect;

(b) The Company and Sellers shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them respectively on or prior to the Closing Date;

(c) Purchaser shall have received a certificate of an executive officer of each of the Company and Sellers that the conditions set forth in subsections (a) and (b) of this Section 7.2 have been satisfied;

(d) From and after the date hereof, there shall have been no change, event, effect or circumstances that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;

(e) Purchaser shall have received on the Closing Date the closing deliverables set forth in Section 2.5(c);

(f) All third party Consents set forth in Schedules 3.4 and 4.1(b) of the Disclosure Schedules shall have been duly obtained and be in full force and effect as of the Closing Date;

(g) No key employee whose name is set forth on Schedule 4.9 of the Disclosure Schedules shall have become unable or unwilling to provide such individual’s services to the Company and the Company Subsidiaries, unless the effect of which, individually or in the aggregate, would not reasonably be expected to have, a Company Material Adverse Effect;

(h) Purchaser shall have received satisfactory evidence that the Company Transaction Expenses due and payable on or prior to the Closing Date have been paid;

(i) Purchaser shall have received satisfactory evidence that the Company’s and the Company Subsidiaries’ existing indebtednesses, including any outstanding balance under the existing RMB400 million facility with the Industrial and Commercial Bank of China, Shanghai Branch, have been or will be repaid on the Closing Date and any related security has been or will be released on the Closing Date;

(j) Shanghai Motel Hotel Management Co., Ltd shall have declared and paid the Dividend Payable;

(k) Purchaser shall have received satisfactory evidence that substantially all the Related Party Balances have been settled in a manner to be reasonably agreed by Purchaser in writing on or prior to the Closing Date;

(l) the Trademark Transfer Agreements shall have been entered into by the relevant parties thereto; and

(m) Purchaser shall have received satisfactory evidence that the existing pledges against the Acquired Shares owned by GSSIII and Merrylin, respectively, have been duly released.

Section 7.3 Additional Conditions to Obligations of Sellers. The obligation of each Seller to consummate the transactions contemplated by this Agreement is subject to the fulfillment or waiver by the Company, on or prior to the Closing Date, of each of the following conditions:

(a) (i) The representations and warranties of Purchaser set forth in Section 5.1 (Organization and Qualification), Section 5.2 (Authorization), Section 5.6 (Access to Funds) and Section 5.8 (Due Issuance of Share Consideration) shall be true and correct on and as of the Closing Date, and (ii) the other representations and warranties of the Purchaser set forth in this Agreement (without regard to any “material,” “Purchaser Material Adverse Effect” or other materiality qualifier) shall be true and correct on and as of the Closing Date (except to the extent such representations and warranties shall have been expressly made as of an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date), provided, however, that in the event of a breach of a representation and warranty of the type described in this Section 7.3(a)(ii) by the Purchaser, the condition set forth in this Section 7.3(a)(ii) shall be deemed satisfied unless the failures of such representations and warranties to be so true and correct, individually or in the aggregate, has had, would have, or would reasonably be expected to have, a Purchaser Material Adverse Effect;

(b) Purchaser shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Purchaser on or prior to the Closing Date;

(c) The Purchase Agreement Deposit shall have been deposited into the Escrow Account in accordance with Section 9.5 and the Escrow Agreement;

(d) From and after the date hereof, there shall have been no change, event, effect or circumstances that, individually or in the aggregate, has had or would reasonably be expected to have a Purchaser Material Adverse Effect;

(e) The Company shall have received a certificate of an executive officer of Purchaser that the conditions set forth in subsections (a) and (b) of this Section 7.3 have been satisfied; and

(f) Sellers shall have received on the Closing Date the closing deliverables set forth in Section 2.5(a).

ARTICLE VIII

TERMINATION

Section 8.1 Termination of Agreement. This Agreement may be terminated at any time prior to the Closing Date as follows:

(a) by mutual written consent of either of the Seller Representatives and Purchaser;

(b) by either both of the Seller Representatives (and not one only) or Purchaser if Closing shall not have occurred on or before the Outside Date or is not capable of being completed by such date (including because the Competition Clearance has been denied or the application for the Competition Clearance has not been accepted); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to such Party if the material breach by such Party of this Agreement shall have been the principal cause of the failure of Closing to occur on or prior to such date;

(c) by either both of the Seller Representatives (and not one only) or Purchaser if there shall be a Law in effect making illegal the consummation of the transactions contemplated hereby, or there shall be a final and non-appealable Governmental Order in effect prohibiting the consummation of the transactions contemplated hereby; provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to such Party if the material breach by such Party of this Agreement shall have been the principal cause of such Law or Governmental Order;

(d) by Purchaser if there shall have been (i) a material breach of any of the representations and warranties of any Seller or the Company set forth in this Agreement, which breach would cause the condition set forth in Section 7.2(a) not to be satisfied, or (ii) a material breach of any of the covenants or agreements on the part of any Seller or the Company set forth in this Agreement, which breach would cause the condition set forth in Section 7.2(b) not to be satisfied (and, in the case of either (i) or (ii) above, such breach is not cured within fifteen (15) days after receipt of written notice thereof or is incapable of being cured by Sellers or the Company by the Outside Date); provided, however, Purchaser shall not have the right to terminate this Agreement pursuant to this Section 8.1(d) if Purchaser shall have materially breached or failed to perform any of its representations, warranties or covenants set forth in this Agreement which breach or failure to perform would give rise to the failure of the conditions set forth in Section 7.3(a) or Section 7.3(b);

(e) by both of the Seller Representatives (and not one only) if there shall have been (i) a material breach of any of the representations and warranties of Purchaser set forth in this Agreement, which breach would cause the condition set forth in Section 7.3(a) not to be satisfied, or (ii) a material breach of any of the covenants or agreements on the part of Purchaser set forth in this Agreement, which breach would cause the condition set forth in Section 7.3(b) not to be satisfied (and, in the case of either (i) or (ii) above, such breach is not cured within fifteen (15) days after receipt of written notice thereof or is incapable of being cured by Purchaser by the Outside Date); provided, however, the Seller Representatives shall not have the right to terminate this Agreement pursuant to this Section 8.1(e) if Sellers or the Company shall have materially breached or failed to perform any of their representations, warranties or covenants set forth in this Agreement which breach or failure to perform would give rise to the failure of the conditions set forth in Section 7.2(a) or Section 7.2(b);

(f) by Purchaser if there shall have occurred a Force Majeure Event that has prevented, or would be reasonably expected to prevent, Purchaser from procuring the Debt Financing (or, if alternative financing is being used in accordance with Section 6.6, such alternative financing) on terms and conditions that are equal to, or not substantially less favorable to Purchaser than, the terms and conditions of the Debt Financing and as a result Purchaser has been so prevented, or would reasonably be expected to be so prevented, for a period of thirty (30) calendar days, or such number of remaining days prior to the Outside Date if such Force Majeure Event has occurred less than thirty (30) days prior to the Outside Date, provided, however, Purchaser shall not have the right to terminate this Agreement pursuant to this Section 8.1(f) if Purchaser shall have materially breached or failed to perform any of its representations, warranties or covenants set forth in this Agreement, which breach or failure to perform would give rise to the failure of the conditions set forth in Section 7.3(a) or Section 7.3(b); or

(g) by either both of the Seller Representatives (and not one only) or Purchaser if (1) Purchaser is unable to obtain Debt Financing in accordance with Section 6.6, (2) Purchaser notifies both of the Seller Representatives in writing that it wishes to issue Additional Securities at an Issuance Price of less than the Purchaser Share Price for the sole purpose of closing the Transaction as contemplated herein, and (3) at least one Seller Representative objects to such issuance or does not respond within five (5) Business Days after receiving prior notice from Purchaser, provided, however, that the right to terminate this Agreement under this Section 8.1(g) shall not be available to such Party if the material breach by such Party of this Agreement shall have been the principal cause of the failure of Closing to occur.

For the avoidance of doubt in this Section 8.1: (i) Purchaser’s failure to close due to the unavailability of the Debt Financing (or, if alternative financing is being used in accordance with Section 6.6, such alternative financing) shall not be deemed to be a material breach of this Agreement by Purchaser if Purchaser is entitled to terminate this Agreement in accordance with Section 8.1(f); and (ii) Purchaser’s failure to close due to the unavailability of the Debt Financing (or, if alternative financing is being used in accordance with Section 6.6, such alternative financing) shall be deemed to be a material breach of this Agreement by Purchaser if Purchaser is not entitled to terminate this Agreement in accordance with Section 8.1(f).

Section 8.2 Effect of Termination. In the event of termination of this Agreement by a Party pursuant to Section 8.1, written notice thereof shall forthwith be given by the terminating Party to the other Parties, and this Agreement shall thereupon terminate and become void and have no effect, and the transactions contemplated hereby shall be abandoned without further action by the Parties and there shall be no liability on the part of Sellers or Purchaser; provided, that no such termination shall (i) relieve either Party from liability for fraud or any willful or intentional breach of any provision of this Agreement prior to such termination, or (ii) relieve any Party of their obligations under Section 6.1 (Publicity), Section 6.2 (Confidentiality), Section 6.7 (Fees and Expenses), this Article VIII (Termination) or Article X (Miscellaneous) (other than Section 10.18 (Waiver and Termination of Existing Shareholders Agreement)). In the event of the valid termination of this Agreement as provided in Section 8.1, each Party shall comply with all of its obligations under the Confidentiality Agreement.

Section 8.3 Termination and Purchase Agreement Deposit. Notwithstanding any provision in this Agreement to the contrary:

(a) In the event that (i) this Agreement is duly terminated by the Seller Representatives pursuant to Section 8.1(e) as a result of the failure of Purchaser to effect the Closing when required by Section 2.4 and (ii) all of the conditions to Closing set forth in Section 7.1 and Section 7.3 (other than those other conditions that, by their nature, cannot be satisfied until the Closing Date, but, which conditions would be satisfied if the Closing Date were the date of such termination) have been satisfied or waived on or prior to the date of such termination, the Escrow Account Agent shall be required to pay to Sellers, in accordance with the Escrow Agreement, an amount equal to the Purchase Agreement Deposit together with the interest accrued thereon by wire transfer of immediately available funds to such accounts of the Sellers as may be designated in the Escrow Agreement.

(b) Except as otherwise set forth in Section 8.3(a) above, in the event that this Agreement is terminated by any Party in accordance with Section 8.1, the Escrow Account Agent shall be required to pay to Purchaser, in accordance with the Escrow Agreement, an amount equal to the Purchase Agreement Deposit together with the interest accrued thereon received in the Escrow Account pursuant to Section 2.3 by wire transfer of immediately available funds to an account designated by Purchaser.

(c) Each Party agrees that notwithstanding anything in this Agreement to the contrary (including Section 8.2), in the event that Purchaser fails to effect the Closing when required by Section 2.4 for any reason, then the termination of this Agreement as provided by Section 8.1 and retention of the amount of the Purchase Agreement Deposit by Sellers to the extent permitted by and in accordance with Section 8.3(a) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of Sellers and the Company, their respective former, current and future subsidiaries, shareholders, Affiliates, officers, directors, employees, representatives, financing sources, general or limited partners or assignees against Purchaser or any of its representatives or Affiliates, or the Commitment Parties, for, and in no event will any Seller, the Company or any of their respective subsidiaries, shareholders, Affiliates, officers, directors, employees, representatives, financing sources, general or limited partners or assignees seek to recover any other money damages or seek any other remedy based on a claim in law, equity, contract, tort or otherwise with respect to, (1) any loss or damage suffered, directly or indirectly, as a result of the failure of the transactions contemplated by this Agreement to be consummated, (2) the termination of this Agreement, (3) any liabilities or obligations arising under this Agreement or the Debt Commitment Letter, or (4) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, and neither Purchaser, nor any representative or Affiliate of Purchaser, nor any Commitment Party shall have any further liability or obligation to any other party relating to or arising out of this Agreement, the Debt Commitment Letter or the transactions contemplated hereby or thereby (and the abandonment or termination thereof). The Parties acknowledge and agree that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not have entered into this Agreement.

ARTICLE IX

LIMITS OF LIABILITY AND INDEMNIFICATION

Section 9.1 Survival of Representations and Warranties. Except as expressly provided in subsections (a)-(d) in this Section 9.1, representations, warranties, covenants and agreements contained in this Agreement shall survive the Closing until eighteen (18) months after the Closing Date (the “Expiration Date”):

(a) the representations and warranties of (x) Sellers set forth in Section 3.1 (Organization and Qualification), Section 3.2 (Ownership of Acquired Shares), Section 3.3 (Authorization) and Section 3.7 (Brokers and Finders), (y) the Company set forth in Section 4.1(a) (Organization and Qualification), Section 4.2 (Authorization), Section 4.3 (Capitalization) and Section 4.19 (Brokers and Finders) and (z) Purchaser set forth in Section 5.1 (Organization and Qualification), Section 5.2 (Authorization) and Section 5.7 (Brokers and Finders) shall survive the Closing indefinitely;

(b) the representations and warranties set forth in Section 4.6 (Taxes), Section 4.11 (Employee Benefit Plans) and Section 4.15 (Environmental Matters) shall survive the Closing until thirty (30) months after the Closing Date;

(c) the covenants and agreements of the Parties contained in this Agreement that by their terms are to be performed after the Closing shall survive the Closing in accordance with their terms, unless and to the extent only that non-compliance with such covenants or agreements is waived in writing by the Party entitled to such performance.

No claim or cause of action arising out of the inaccuracy or breach of any warranty, covenant or agreement of Sellers or Purchaser may be made following the termination of the applicable survival period referred to in this Section 9.1. The Parties intend to shorten the statutory limitations and agree that, after the Closing Date, with respect to Sellers and Purchaser, any claim or cause of action against any of the Parties, or any of their respective directors, officers, employees, Affiliates, successors, permitted assigns, advisors, agents, or representatives based upon, directly or indirectly, any of the warranties, covenants or agreements contained in this Agreement, or any other agreement, document or instrument to be executed and delivered in connection with this Agreement may be brought only as expressly provided in this Article IX.

Section 9.2 Indemnification

(a) Indemnification by Sellers for Company Breaches. From and after the Closing, each Seller shall severally and not jointly, in accordance with such Seller’s Proportional Share, indemnify Purchaser and its Affiliates (including the Company and the Company Subsidiaries) and their respective officers, directors, employees, agents, successors and permitted assigns (collectively, the “Purchaser Indemnitees”) from and against Losses arising out of or relating to:

(i) a breach of any representation or warranty made by the Company contained in Article IV of this Agreement (other than that relating to Taxes);

(ii) a breach of any covenant or obligation to be performed by the Company under this Agreement (other than that relating to Taxes); or

(iii) any Legal Action set forth in Schedule 9.2(a)(iii) of the Disclosure Schedules to the extent the aggregate Losses arising out of or relating to such Legal Actions exceeds 0.5% of the Final Purchase Price.

(b) Indemnification by Sellers for Seller’s Breaches. From and after the Closing, each Seller shall indemnify the Purchaser Indemnitees from and against all Losses arising out of or relating to:

(i) a breach of any representation or warranty made by such Seller contained in Article III of this Agreement;

(ii) a breach of any covenant or obligation to be performed by such Seller under this Agreement.

(c) Indemnification by Purchaser. From and after the Closing, Purchaser shall indemnify each Seller and their respective Affiliates and their respective officers, directors, employees, agents, successors and permitted assigns (collectively, the “Seller Indemnitees”) from and against all Losses, arising out of or relating to:

(i) a breach of any representation or warranty made by Purchaser contained in Article V of this Agreement; or

(ii) a breach of any covenant or obligation to be performed by Purchaser under this Agreement.

(d) Determination of Breach and Calculation of Losses. Notwithstanding anything to the contrary in this Agreement and for the avoidance of doubt, for purposes of the indemnification provisions in Section 9.2(a)(i), Section 9.2(b)(i), Section 9.2(c)(i) and 9.2(c)(ii):

(i) any determination of whether any breach of a representation, warranty and/or covenant has occurred under this Agreement shall be made in strict accordance with the terms of the relevant representation, warranty and/or covenant, taking into account any and all “Company Material Adverse Effect” or “Purchaser Material Adverse Effect” qualification or any materiality or similar qualification contained therein; and

(ii) once a breach is determined to have occurred in accordance with Section 9.2(d)(i), the calculation of any Losses resulting from such breach shall then be made without discounting for any “Company Material Adverse Effect” or “Purchaser Material Adverse Effect” qualification or any materiality or similar qualification contained in the relevant representation, warranty and/or covenant so breached.

(e) Procedures Relating to Indemnification.

(i) Any party seeking indemnification under this Section 9.2 (an “Indemnified Party”) shall promptly give the party from whom indemnification is being sought (an “Indemnifying Party”) notice (a “Claim Notice”) of any matter which such Indemnified Party has determined has given or would reasonably be expected to give rise to a right of indemnification under this Agreement stating in reasonable detail the nature of the claim, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Section 9.2 except to the extent the Indemnifying Party is materially prejudiced by such failure. With respect to any recovery or indemnification sought by an Indemnified Party from the Indemnifying Party that does not involve a Third Party Claim, if the Indemnifying Party does not notify the Indemnified Party within thirty (30) days from its receipt of the Claim Notice that the Indemnifying Party disputes such claim (the “Dispute Notice”), the Indemnifying Party shall be deemed to have accepted and agreed with such claim. If the Indemnifying Party has disputed a claim for indemnification (including any Third Party Claim), the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution to such dispute. If the Indemnifying Party and the Indemnified Party cannot resolve such dispute in thirty (30) days after delivery of the Dispute Notice, such dispute shall be resolved by pursuant to Section 10.3.

(ii) The obligations and liabilities of an Indemnifying Party under this Section 9.2 with respect to Losses arising from claims of any third party which are subject to the indemnification provided for in this Section 9.2 (“Third Party Claims”) shall be governed by and contingent upon the following additional terms and conditions: if an Indemnified Party shall receive notice of any Third Party Claim, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim within thirty (30) days of the receipt by the Indemnified Party of such notice and a copy of the papers served with respect to such claim (if any); provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Section 9.2 except to the extent the Indemnifying Party is materially prejudiced by such failure. If the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party hereunder against any Losses that may result from such Third Party Claim, then the Indemnifying Party shall be entitled, but not obligated, to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice reasonably acceptable to the Indemnified Party if it gives notice of its intention to do so to the Indemnified Party within twenty (20) Business Days of the receipt of the notice furnished by the Indemnified Party pursuant to the first sentence of this Section 9.2(e)(ii) provided, however, that in the event the Indemnifying Party assumes and controls the defense of such Third Party Claim, the Indemnified Party may, at its sole cost and expense, participate in the defense of such Third Party Claim; provided, further, that if counsel to the Indemnified Party advises such Indemnified Party in writing that the Third Party Claim involves a conflict of interest (other than one of a monetary nature) that would make it inappropriate for the same counsel to represent both the Indemnifying Party and the Indemnified Party, then the Indemnified Party shall be entitled to retain its own counsel at the cost and expense of the Indemnifying Party (except that the Indemnifying Party shall not be obligated to pay the fees and expenses of more than one separate counsel for all Indemnified Parties, taken together). In the event the Indemnifying Party exercises the right to undertake any such defense against any such Third Party Claim as provided above, it will keep the Indemnified Party reasonably informed of progress of the defense of such Third Party Claim, and the Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party. Similarly, in the event the Indemnified Party is, directly or indirectly, conducting the defense against any such Third Party Claim, it will keep the Indemnifying Party reasonably informed of progress of the defense of such Third Party Claim, and the Indemnifying Party shall cooperate with the Indemnified Party in such defense and make available to the Indemnified Party all such witnesses, records, materials and information in the Indemnifying Party’s possession or under the Indemnifying Party’s control relating thereto as is reasonably required by the Indemnified Party; provided, however, the Indemnified Party shall not, without the consent of the Indemnifying Party (not to be unreasonably withheld, delayed or conditioned), settle or compromise any such Third Party Claim or consent to the entry of any judgment in respect of such Third Party Claim. The rights of any Indemnifying Party shall be subrogated to any right of action (including indemnification, cross-claims and counterclaims) that the Indemnified Party may have against any other Person with respect to any matter giving rise to a claim for indemnification hereunder. The Indemnifying Party shall not, without the written consent of the Indemnified Party (not to be unreasonably withheld, delayed or conditioned), (i) settle or compromise any Third Party Claim or consent to the entry of any judgment which does not include as an unconditional term thereof the delivery by the claimant or plaintiff to the Indemnified Party of a written release from all liability in respect of such Third Party Claim or (ii) settle or compromise any Third Party Claim in any manner that may adversely affect the Indemnified Party other than as a result of money damages or other money payments (which shall be borne by the Indemnifying Party).

Section 9.3 Limitations on Claims

(a) Maximum Liability. Notwithstanding anything in this Agreement to the contrary, but subject to the limitations set forth in Section 9.1, the rights of any Purchaser Indemnitee or Seller Indemnitee under Section 9.2 shall be subject to the following limitations:

(i) A Purchaser Indemnitee shall not be entitled to receive payment pursuant to Section 9.2(a)(i) or Section 9.2(b)(i) (x) in respect of any individual claim for Losses if such individual claim does not exceed RMB4 million (an “Excluded Claim”) and (y) unless and until the aggregate amount of all Losses incurred by all Purchaser Indemnitees and which are determined to be indemnifiable based upon, arising out of or resulting from the breach of any of the representations or warranties of the Company or Sellers exceeds the Liability Basket Threshold, in which event a Purchaser Indemnitee shall be entitled to the entire amount of such Losses; provided, however, that other than substantially similar or related Excluded Claims arising out of the same general circumstances, no Excluded Claim shall be taken into account for purposes of determining whether the Liability Basket Threshold has been met or exceeded; provided, further, that the Excluded Claim and the Liability Basket Threshold limitations shall not apply to Losses related to a breach of any of the representations and warranties of (x) Sellers set forth in Section 3.1 (Organization and Qualification), Section 3.2 (Ownership of Acquired Shares), Section 3.3 (Authorization) and Section 3.7 (Brokers and Finders) and (y) the Company set forth in Section 4.1(a) (Organization and Qualification), Section 4.2 (Authorization), Section 4.3 (Capitalization), Section 4.11 (Employee Benefit Plans), Section 4.19 (Brokers and Finders) and Section 4.22 (Circular 75 Registration) (collectively, the “Company Excluded Reps”). A Seller Indemnitee shall not be entitled to receive payment pursuant to Section 9.2(c)(i) (x) in respect of any individual claim for Losses if such individual claim is an Excluded Claim and (y) unless and until the aggregate amount of Losses incurred by all Seller Indemnitees and which are determined to be indemnifiable based upon, arising out of or resulting from the breach of any of the representations or warranties of Purchaser exceeds the Liability Basket Threshold, in which event a Seller Indemnitee shall be entitled to the entire amount of such Losses; provided, however, that other than substantially similar or related Excluded Claims arising out of the same general circumstances, no Excluded Claim shall be taken into account for purposes of determining whether the Liability Basket Threshold has been met or exceeded; provided, further, that the Excluded Claim and the Liability Basket Threshold limitations shall not apply to Losses related to a breach of any of the representations and warranties of Purchaser set forth in Section 5.1 (Organization and Qualification), Section 5.2 (Authorization) and Section 5.7 (Brokers and Finders) of this Agreement (collectively, the “Purchaser Excluded Reps”; and, together with the Company Excluded Reps, the “Excluded Reps”).

(ii) (A) The maximum aggregate amount of Losses for which Sellers shall be liable pursuant to Section 9.2(a)(i) or Section 9.2(b)(i) (other than with respect to the Company Excluded Reps), and for which Purchaser shall be liable pursuant to Section 9.2(c)(i) (other than with respect to the Purchaser Excluded Reps), shall in each case be an amount equal to fifteen percent (15%) of the Final Purchase Price (the “Cap”) and (B) the maximum aggregate amount of Losses for which Sellers shall be liable pursuant to (w) Section 9.2(a)(i) or Section 9.2(b)(i) solely with respect to the Company Excluded Reps and (x) Section 9.2(a)(ii) or Section 9.2(b)(ii), and for which Purchaser shall be liable pursuant to (y) Section 9.2(c)(i) solely with respect to the Purchaser Excluded Reps and (z) Section 9.2(c)(ii), shall in each case be an amount equal to the Final Purchase Price (the “Purchase Price Cap”). In no event shall a Seller be liable pursuant to this Article IX for more than such Seller’s Proportional Share of any Losses. For the avoidance of doubt, the rights of any Purchaser Indemnitee for Losses pursuant to Section 9.2(a)(iii) and Section 9.4 shall not be limited by the provisions in Section 9.3(a)(i) or this Section 9.3(a)(ii) and shall be fully reimbursable and any amounts paid in connection with any claims for such Losses shall not be used in determining whether the Liability Basket Threshold, Cap or Purchase Price Cap has been met.

(b) Additional Limitations.

(i) The amount of any Losses incurred by any Indemnified Party shall be reduced by the net amount such Indemnified Party or any of its Affiliates recovers (after deducting all attorneys’ fees, expenses and other costs of recovery) from any insurer or other party liable for such Losses (other than any Party). Such Indemnified Party shall use reasonable best efforts to effect any such recovery.

(ii) The amount of any Losses incurred by a Party shall be reduced by the amount of any Tax benefit to such Party arising from the recognition of amounts that, absent this Section 9.2(b)(ii), would constitute Losses.

(iii) Any liability under this Agreement shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one warranty, covenant or agreement.

(iv) No Party shall be entitled to recover the same Losses or obtain payment, reimbursement or restitution for the same expenses more than once in respect of any inaccuracy or breach of any provision of this Agreement. No liability shall attach to any Party under this Agreement to the extent the subject thereof has otherwise been made good or is compensated for.

(v) No matter shall be the subject of a claim to the extent that adequate allowance, provision or reserve in respect of the Losses arising out of or relating to such matter shall have been expressly made in the (1) Financial Statements, or (2) the First Quarter Management Accounts to the extent confirmed by the review as provided in Section 6.11.

(c) Limitation of Remedies.

(i) Except for the warranties set forth in this Agreement or any other agreements contemplated by this Agreement or in any certificate or other writing delivered pursuant hereto and thereto, none of Sellers nor its Affiliates nor any of their respective directors, officers, employees, subsidiaries, controlling persons, agents or representatives, makes or has made, and each Seller and its Affiliates and all of their respective directors, officers, employees, subsidiaries, controlling persons, agents or representatives hereby negate and disclaim, any other warranty, written or oral, statutory, express or implied, concerning the Acquired Shares, the business, assets or liabilities of any of the Company, any Company Subsidiary or the transactions contemplated hereby. Without limiting the generality of the foregoing, warranties and covenants contained herein made by or on behalf of a Party are made solely and exclusively by or on behalf of a Party and not by or on behalf of such Party’s representatives (including employees) or any other Person. The provisions of this Section 9.3(c)(i) are intended to be for the benefit of, and be enforceable by, the respective Affiliates of Sellers, and directors, officers, employees, subsidiaries, controlling persons, agents and representatives of Sellers and their Affiliates.

(ii) Except to the extent provided in Section 10.14 (Specific Performance), from and after Closing, the rights expressly provided for in this Article IX shall be the exclusive remedies of the Parties and their respective officers, directors, employees, Affiliates, agents, representatives, successors and assigns for any breach or inaccuracy of any warranty or breach of or noncompliance with any covenant or agreement contained in this Agreement and the Parties shall not be entitled to a rescission of this Agreement or to any further indemnification or other rights or claims of any nature whatsoever (including under statute, regulation, common law, in equity or for negligence) in respect thereof, all of which the Parties hereto hereby waive to the fullest extent permitted by law; provided, however, that neither this Section 9.3 nor Section 9.1 shall limit the rights of any Purchaser Indemnitee for Losses in the event and to the extent of any fraud by any Seller in connection with this Agreement. For purposes of this subsection, the term “fraud” when used with respect to any particular Party shall mean any common law fraud or any fraudulent or intentional breach of, or active concealment with respect to, any representations or warranties made by such Party in this Agreement (but expressly not with respect to any representation or warranty of any other Party unless said Party had actual knowledge of or active participation in such other Party’s fraud, fraudulent or intentional breach, or active concealment).

Section 9.4 Tax Indemnity. Each Seller shall severally and not jointly, in accordance with such Seller’s Proportional Share, indemnify and hold harmless the Purchaser Indemnitees from any and all Losses incurred by the Purchaser Indemnitees during the thirty (30) months period following the Closing Date in respect of:

(a) any and all liability for Taxes with respect to any taxable period of the Company or any of the Company Subsidiaries (or any predecessors) for all taxable periods ending on or before the Closing Date and with respect to any taxable period that begins on or before and ends after the Closing Date, for the portion thereof ending on the Closing Date;

(b) any and all liability for Taxes of such Seller or any other Person (other than the Company or any of the Company Subsidiaries) which is or has ever been affiliated with the Company or any of the Company Subsidiaries or with whom the Company or any of the Company Subsidiaries otherwise joins or has ever joined (or is or has ever been required to join) in filing any consolidated, combined, unitary or aggregate Tax Return, prior to the Closing Date;

(c) any breach of (i) any representation or warranty contained in Section 4.6 (Taxes), and (ii) any covenant or agreement set forth in Section 6.5(k) (Conduct Prior to Closing) and Section 6.17 (Tax Matters);

(d) any and all liability for Taxes resulting from any transactions set forth on Schedule 6.5(l) of the Disclosure Schedules; and

(e) any payments required to be made after the Closing Date under any Tax sharing, Tax indemnity, Tax allocation or similar Contracts (whether or not written) to which the Company or any of the Company Subsidiaries was obligated, or was a party, on or prior to the Closing Date.

A Purchaser Indemnitee shall not be entitled to receive payment pursuant to this Section 9.4 unless and until the aggregate amount of all Losses incurred by all Purchaser Indemnitees exceeds RMB15 million, in which event the Purchaser Indemnitees shall only be entitled to the amount in excess of RMB15 million; provided, however, that the foregoing limitation shall not apply to: (i) penalty and/or interest on Losses associated with Taxes, or (ii) Losses incurred under Section 9.4(b). Notwithstanding anything in this Agreement to the contrary, with respect to Taxes, this Section 9.4 shall be the sole and exclusive remedies of the Parties and Section 9.2(a) shall not apply to any claims for Taxes made pursuant to this Section 9.4.

Section 9.5 Escrow. The Escrow Amount shall be deposited prior to Closing with the Escrow Account Agent on behalf of each Seller and shall be used to pay or reimburse the Purchaser Indemnitees for Losses in accordance with this Agreement. From and after the Closing (but subject to the provisions of the Escrow Agreement), the Purchaser Indemnitees shall be entitled, in accordance with the terms of the Escrow Agreement, to receive proceeds from the Escrow Account in respect of any Loss suffered or incurred by any Purchaser Indemnitee for which such Purchaser Indemnitee is entitled to indemnification under Section 9.2 and Section 9.4. Effective on the Expiration Date, and as soon thereafter as practicable, subject to Purchaser’s right of set-off set forth in Section 10.12, Purchaser and the Seller Representatives shall direct the Escrow Account Agent to pay to Sellers pursuant to the terms of the Escrow Agreement: the amount by which (x) the remaining amount in the Escrow Account exceeds (y) the aggregate amount of any claims made by the Purchaser Indemnitees pursuant to Section 9.2 and Section 9.4 that are pending and have not been resolved.

Section 9.6 Manner of Payment; Escrow Proceeds. Any indemnification of a Purchaser Indemnitee pursuant to Section 9.2 or Section 9.4 shall first be disbursed from the Escrow Account in accordance with the Escrow Agreement up to an amount equal to such Seller’s Proportional Share of the Escrow Amount (taking into account any prior disbursements from the Escrow Amount) and afterwards (to the extent that a Purchaser Indemnitee is entitled to indemnification hereunder, but a Seller’s Proportional Share of the Escrow Amount is not sufficient to cover any such Losses), shall be effected by wire transfer of immediately available funds from the applicable Seller to Purchaser within fifteen (15) Business Days after the determination thereof; provided, however, the prior sentence shall not apply to any Losses arising out of any fraud as defined in Section 9.3(c)(ii), and, at Purchaser’s sole discretion, Purchaser may seek indemnification from the Escrow Amount or directly against Sellers or the shareholders, general partners or other Affiliates of Sellers in connection with a Loss related to fraud as defined in Section 9.3(c)(ii). In the event of any indemnification of a Purchaser Indemnitee pursuant to Section 9.2 or Section 9.4 as a result of a breach of a representation or warranty solely made by or breach of a covenant or agreement solely the obligation of a particular Seller, then any disbursements from the Escrow Account in respect of such indemnification shall come solely from such Seller’s Proportional Share of the Escrow Amount and then, to the extent that such Seller’s Proportional Share of the Escrow Amount is exhausted, by wire transfer of immediately available funds from the applicable Seller within fifteen (15) Business Days after the determination thereof. All payments paid by the Escrow Account Agent to Sellers, pursuant to this Article IX shall be distributed to Sellers, in accordance with their Proportional Share; provided, however, that in the event there are any prior indemnification payments made from the Escrow Account on behalf of any individual Sellers then the applicable Seller Representative shall adjust each Seller’s right to such disbursements from the Escrow Account accordingly. It is expressly agreed that the Escrow Account Agent is solely responsible for making payments out of the Escrow Account in accordance with the Escrow Agreement and that upon a distribution from the Escrow Account by the Escrow Account Agent, neither Purchaser, the Company nor the Seller Representatives (provided that the Seller Representatives uses their commercially reasonable efforts to distribute all amounts received by it hereunder to Sellers in accordance with the terms and conditions of this Agreement and the Escrow Agreement) shall have any further obligation, and shall be released from any liability, with respect to any payments (including any claim regarding any allocation of any payments) by the Escrow Account Agent to any Seller. Following the Closing, in no event shall the Company or its Affiliates have any liability whatsoever to Sellers for breaches of the representations, warranties, agreements or covenants of the Company and Sellers hereunder, and none of Sellers shall in any event seek contribution from the Company or any of the Company Subsidiaries in respect of any indemnity payments required to be made pursuant to this Agreement.

Section 9.7 Purchase Price Adjustment. The Parties agree that any indemnification payment made pursuant to this Agreement shall be treated as an adjustment to the Final Purchase Price for Tax purposes, unless otherwise required by applicable Law.

ARTICLE X

MISCELLANEOUS

Section 10.1 Assignment; Binding Effect. This Agreement and the rights hereunder are not assignable unless such assignment is consented to in writing by all the Parties; provided, however, that Purchaser may assign its rights and obligations under this Agreement, including without limitation rights and obligations of Purchaser to acquire the Acquired Shares, to its wholly-owned subsidiary without the other Parties’ prior written consent; provided, that no such assignment shall otherwise vary or diminish any of Purchaser’s obligations under this Agreement and that Purchaser shall be jointly and severally liable with such wholly-owned subsidiary for the performance of its obligations hereunder. Subject to the preceding clause, this Agreement and all the provisions hereof shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. The Company and each of Sellers hereby irrevocably consents to the collateral assignment by Purchaser of all of its rights, title and interests herein to any lenders or other finance parties providing debt financing to it or any of its subsidiaries.

Section 10.2 Choice of Law. This Agreement and all Disputes shall be governed by and construed in accordance with the Laws of the State of New York without regard to principles of conflict of law.

Section 10.3 Dispute Resolution

(a) Any dispute, controversy or claim by or among the Parties arising out of or in connection with this Agreement or the breach, termination or validity thereof or the transactions contemplated hereby (a “Dispute”) shall be finally resolved in accordance with the procedures set forth herein. In the event that a Party notifies another of a Dispute in writing and resolution of such Dispute cannot be reached through consultation within 60 days of receipt of notice of such Dispute, then such Dispute shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and shall be finally resolved by arbitration by three arbitrators pursuant to the HKIAC Administered Arbitration Rules then in effect (the “Rules”) except as amended by this Agreement. The seat of arbitration is Hong Kong, and any arbitration proceedings (including but not limited to the arbitral award) shall be in the English language.

(b) Sellers and Purchaser shall each be entitled to nominate one arbitrator in accordance with the Rules. The third arbitrator, who shall act as the chairman of the tribunal, shall be nominated by the two arbitrators nominated by the parties respectively within twenty (20) days of the confirmation by the HKIAC of the nomination of the second arbitrator. Any arbitrator not timely nominated shall be appointed by the HKIAC in accordance with the Rules.

(c) The arbitral award shall be final and binding upon the Parties and may be entered and enforced in and enforced by any court having jurisdiction.

(d) Any arbitration costs (including the fees and expenses of the HKIAC, the arbitrators and reasonable attorneys’ fees and expenses) shall be paid as directed and as fixed by the arbitral tribunal. If it becomes necessary for a Party to enforce an arbitral award by legal action of any kind, the defaulting Party shall pay all reasonable costs and expenses and legal fees, including any additional litigation or arbitration costs that are incurred by the Party seeking enforcement of the award.

Section 10.4 Notices. All notices and other communications provided for herein shall be dated and in writing and shall be deemed to have been duly given when delivered, if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid and when received if delivered otherwise, to the Party to whom it is directed:

If to Purchaser, to:

Home Inns Hotels & Management Inc.

No. 124 Caobao Road

Xuhui District, Shanghai 200235

Attention:      May Wu

Facsimile:      +86 (21) 6483-5661

with copies, which shall not constitute notice, to:

Simpson Thacher & Bartlett LLP

3919 China World Tower

1 Jianguomenwai Avenue

Beijing 100004, People’s Republic of China

Attention:      Douglas C. Markel

Facsimile:      +86 (10) 5965-2999

If to the Company, to:

Mr. Shen Feiyu

c/o Merrylin International Investment Limited

13th Floor, 909 Tianyaoqiao Road

Shanghai 200030, China

Facsimile:      +86 (21) 5119-6868 ext 1301

If to the Seller Representatives, to:

Mr. Shen Feiyu

c/o Merrylin International Investment Limited

13th Floor, 909 Tianyaoqiao Road

Shanghai 200030, China

Facsimile:      +86 (21) 5119-6868 ext 1301

GSS III Monroe Holdings Limited

23 Church Street

#16-01 Capital Square

Singapore

Attention:      Calvin Chou

Facsimile:      +65 6834-6195

with copies, which shall not constitute notice, to:

GSS III Monroe Holdings Limited

P O Box 309GT

Ugland House, South Church Street

George Town Grand Cayman

Cayman Islands

Attention: Calvin Chou

and

Skadden Arps Slate Meagher & Flom LLP

Plaza 66, Tower 1, 36th Floor

1266 Nanjing West Road

Shanghai 200040, China

Attention:	Gregory G.H. Miao
Facsimile:	+86 (21) 6193-8299

Section 10.5 Headings. The headings contained in this Agreement are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement.

Section 10.6 Entire Agreement. This Agreement (including the Exhibits) constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings between the Parties with respect to such subject matter; provided, however, this Agreement shall not supersede the terms and provisions of the Confidentiality Agreement, which shall survive and remain in effect until expiration or termination thereof in accordance with its terms and this Agreement.

Section 10.7 Interpretation

(a) When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article, Section or Exhibit of or to this Agreement unless otherwise indicated.

(b) Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(c) Unless the context requires otherwise, the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words in this Agreement refer to this entire Agreement.

(d) Unless the context requires otherwise, words in this Agreement using the singular or plural number also include the plural or singular number, respectively, and the use of any gender herein shall be deemed to include the other genders.

(e) References in this Agreement to “U.S. Dollars,” or “US$” are to U.S. dollars, the legal currency of the United States of America; and references in this Agreement to “RMB” are to Renminbi, the legal currency of the PRC.

(f) This Agreement was prepared jointly by the Parties and no rule that it be construed against the drafter will have any application in its construction or interpretation.

Section 10.8 Waiver and Amendment. This Agreement may be amended, modified or supplemented only by a written mutual agreement executed and delivered by all the Parties. Except as otherwise provided in this Agreement, any failure of any Party to comply with any obligation, covenant, agreement or condition herein may be waived by the Party entitled to the benefits thereof only by a written instrument signed by the Party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 10.9 Third-Party Beneficiaries. Save for rights set forth in Section 6.16(e), Section 8.3(c), Section 10.11 and Article IX, this Agreement is for the sole benefit of the Parties and their successors and permitted assigns and nothing herein express or implied shall give or be construed to give to any Person, other than the Parties and such successors and permitted assigns, any legal or equitable rights hereunder; provided that the Commitment Parties shall be third party beneficiaries under, and entitled to enforce the provisions of Section 8.3(c), Section 10.2, this Section 10.9 and Section 10.11. The Parties acknowledge and agree that the Debt Commitment Letter is for the sole benefit of the parties thereto and nothing herein or elsewhere, express or implied, shall give or be construed to give to any Person (other than the Persons that are parties to the Debt Commitment Letter) any legal or equitable rights arising thereunder or in connection therewith.

Section 10.10 Immunity. To the extent that Purchaser may in any jurisdiction claim for itself or its assets or revenues immunity from suit, execution, attachment (whether in aid of execution, before the making of a judgment or otherwise) or other legal process and to the extent that such immunity (whether or not claimed) may be attributed in any such jurisdiction to Purchaser or its assets or revenues, Purchaser agrees not to claim and irrevocably waives such immunity to the full extent permitted by the laws of such jurisdiction.

Section 10.11 Limitation on Losses. No Party or other Person shall, under any circumstance, have any liability to any other Party or Person for any special, indirect, consequential or punitive damages claimed by such other Party or Person under the terms of or due to any breach or non-performance of this Agreement, including lost profits, loss of revenue or income, cost of capital, or loss of business reputation or opportunity.

Section 10.12 Right of Set-Off. Each Party hereto, for itself and its successors and permitted assigns, hereby unconditionally and irrevocably waives any rights of set-off, netting, offset, recoupment, or similar rights that such Party or any of its successors and permitted assigns has or may have with respect to the payment of the Estimated Purchase Price or any Adjustment Amount (in the case of Purchaser) or any other payments to be made by such Party pursuant to this Agreement or the Escrow Agreement or any other document or instrument delivered by such Party in connection herewith; provided, however, that Purchaser may set off any payment due from any Seller under this Agreement or the Escrow Agreement against any payments owed to such Seller pursuant to this Agreement or the Escrow Agreement.

Section 10.13 No Right to Rescind or Terminate. Except as expressly provided for in this Agreement, Purchaser shall not be entitled to rescind or terminate this Agreement, whether before or after Closing. Nothing in this Section 10.13 shall operate to limit or exclude any liability for fraud.

Section 10.14 Specific Performance. The Parties agree that if Sellers or the Company should fail to perform under any of the provisions of this Agreement in accordance with their specific terms or otherwise breach any of the provisions of this Agreement, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that Purchaser shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity. Seller and the Company hereby waive the defense that there is an adequate remedy at law. In no event shall Sellers, the Seller Representative or the Company be entitled to seek specific performance with respect to any of Purchaser’s obligations arising under this Agreement.

Section 10.15 Severability. If any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

Section 10.16 Counterparts; Facsimile Signatures. This Agreement may be executed in any number of counterparts, each of which when executed, shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument binding upon all of the Parties notwithstanding the fact that all of the Parties are not signatory to the original or the same counterpart. For purposes of this Agreement, facsimile signatures shall be deemed originals.

Section 10.17 Seller Representatives

(a) Each Seller hereby irrevocably appoints his respective Original Seller Representative as such Seller’s representative, attorney-in-fact and agent, with full power of substitution to act in the name, place and stead of such Seller with respect to the transactions contemplated by this Agreement and the Escrow Agreement, including the transfer of the Acquired Shares set forth on Exhibit B attached hereto next to such Seller’s name to Purchaser, in accordance with the terms and provisions of this Agreement and to act on behalf of such Seller in any amendment of or litigation or arbitration involving this Agreement and to do or refrain from doing all such further acts and things, including in connection with any indemnification matters pursuant to Article IX, and to execute all such documents, as such Seller Representative shall deem necessary or appropriate in conjunction with any of the transactions contemplated by this Agreement, including the power:

(i) to take all action necessary or desirable in connection with the waiver of any condition to the obligations of Sellers to consummate the transactions contemplated by this Agreement;

(ii) to negotiate, execute and deliver all ancillary agreements, certificates, statements, notices, approvals, extensions, waivers, undertakings, amendments and other documents required or permitted to be given in connection with the consummation of the transactions contemplated by this Agreement (it being understood that such Seller shall execute and deliver any such documents which such Seller Representative agrees to execute);

(iii) to terminate this Agreement if Sellers are entitled to do so in accordance with the terms and provisions of this Agreement;

(iv) to give and receive all notices and communications to be given or received by such Seller under this Agreement and to receive service of process on behalf of such Seller in connection with any claims under this Agreement, including service of process in connection with arbitration;

(v) to take all actions under this Agreement which may be taken by such Seller and to do or refrain from doing any further act or deed on behalf of such Seller which such Seller Representative deems necessary or appropriate in its sole discretion relating to the subject matter of this Agreement as fully and completely as such Seller could do if personally present; and

(vi) to act for such Seller with respect to all indemnification matters referred to in this Agreement, including the right to compromise on behalf of such Seller any indemnification claim by or against such Seller.

(b) Provided that a Seller Representative uses commercially reasonable efforts to distribute all amounts received by it hereunder to the relevant Sellers in accordance with the terms and conditions of this Agreement, such Seller Representative will not be liable for any act taken or omitted by it as permitted under this Agreement, except if such act is taken or omitted in bad faith or by willful breach or gross negligence. Such Seller Representative will also be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine (including facsimiles thereof). In no event shall Purchaser or the Company or any of their Affiliates, have any liability to any Seller for any action taken or omission to act by such Seller’s respective Seller Representative.

(c) Each Seller agrees, severally but not jointly with other Sellers, to indemnify (on a pro rata basis based upon such Seller’s Proportional Share divided by the cumulative Proportional Shares of all other Sellers who are represented by the same Seller Representative) his respective Seller Representative for, and to hold such Seller Representative harmless against, any loss, liability or expense incurred without willful breach, gross negligence or bad faith on the part of such Seller Representative, arising out of or in connection with such Seller Representative’s carrying out its duties under this Agreement, including costs and expenses of successfully defending such Seller Representative against any claim of liability with respect thereto. A Seller Representative may consult with counsel of its own choice and will have full and complete authorization and protection for any action taken and suffered by it in good faith and in accordance with the opinion of such counsel. No Seller Representative shall be entitled to any fees, commissions or other compensation for acting as the Seller Representative.

(d) If the Original Seller Representative resigns in writing as a Seller Representative or otherwise becomes unable to serve as a Seller Representative, a majority of Sellers who are represented by such Original Seller Representative may designate as a successor Seller Representative any other Person with prior written notice to Purchaser (the “Successor Seller Representative”). If for any reason no Successor Seller Representative has been appointed within thirty (30) days of such resignation or inability to serve by the Original Seller Representative, then either the relevant Seller(s) or Purchaser shall have the right to petition a court of competent jurisdiction for appointment of a Successor Seller Representative. Upon written acceptance by such Successor Seller Representative to serve as Seller Representative, such Successor Seller Representative shall thereupon succeed to and become vested with all of the powers and duties and obligations of the Original Seller Representative without further act. Notwithstanding any replacement of the Original Seller Representative hereunder, the provisions of this Section 10.17 shall continue in effect for the benefit of the Original Seller Representative with respect to all actions taken or omitted to be taken by it while acting as Seller Representative.

(e) Purchaser shall have the right to rely upon all actions taken or omitted to be taken by a Seller Representative pursuant to this Agreement, all of which actions and omissions shall be legally binding upon Seller(s) represented by such Seller Representative. No Party hereunder shall have any cause of action against Purchaser to the extent Purchaser has relied upon decisions and actions of a Seller Representative.

(f) The grant of authority to a Seller Representative provided for in this Section 10.17, (i) is coupled with an interest and shall be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any Seller(s) represented by such Seller Representative, and (ii) shall survive the Closing.

(g) All of the indemnities, immunities and powers granted to a Seller Representative under this Agreement shall survive the Closing and/or termination of this Agreement.

Section 10.18 Waiver and Termination of Certain Existing Rights and Agreements. Except as set forth in Section 6.19(b) (to the extent such exception would not prevent or impede the Transaction contemplated herein), each Seller waives any right he or it may have under the Existing M&A, the Settlement Agreement dated July 22, 2008 by and among the Company, GSSIII, Merrylin and certain other parties thereto and the Shareholders Agreement dated as of July 22, 2008 (the “Existing Shareholders Agreement”) with respect to the transactions contemplated by this Agreement. Each Seller agrees that simultaneous with the Closing the Existing Shareholders Agreement shall terminate and be of no further force and effect.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date and year first above written.

FAST RICH INTERNATIONAL LIMITED (BVI)

By:	/s/ Tan Mingwei
Name:	Tan Mingwei
Title:	Director

Signature Page to Share Purchase Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date and year first above written.

FRESH IDEA GROUP LIMITED (BVI)

By:	/s/ Tan Mingwei
Name:	Tan Mingwei
Title:	Director

Signature Page to Share Purchase Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date and year first above written.

GROWTH FOREVER INVESTMENTS LIMITED (BVI)

By:	/s/ Tan Mingwei
Name:	Tan Mingwei
Title:	Director

Signature Page to Share Purchase Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date and year first above written.

GSS III MONROE HOLDINGS LIMITED

By:	/s/ Jonathan Harper
Name:	Jonathan Harper
Title:	Director

Signature Page to Share Purchase Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to he executed as of the date and year first above written.

MERRYLIN INTERNATIONAL INVESTMENT LIMITED

By:	/s/ Shen Feiyu
Name:	Shen Feiyu
Title:	Director

Signature Page to Share Purchase Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date and year first above written.

POSITIVE FUTURE INVESTMENTS LIMITED (BVI)

By:	/s/ Tan Mingwei
Name:	Tan Mingwei
Title:	Director

Signature Page to Share Purchase Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date and year first above written.

MISTO GROUP LIMITED (BVI)

By:	/s/ Koo Ti Hua
Name:	Koo Ti Hua
Title:	Director

Signature Page to Share Purchase Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date and year first above written.

MOTEL 168 INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Jeff Preston
Name:	Jeff Preston
Title:	Director

Signature Page to Share Purchase Agreement

HOME INNS & HOTELS MANAGEMENT

By:	/s/ David Sun
Name:	David Sun
Title:	Director

Signature Page to Share Purchase Agreement